Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2016 to March 31, 2016)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2016 to March 31, 2016)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Kim, Jin-Il
Kim, Jin-Il
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	33

IV.	Corporate Governance and Company Affiliates	37

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business

(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Technology license sales and engineering business

(11) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO PLANTEC Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, POSCO AST, POSCO LED Co., Ltd., Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, POSHIMETAL Co., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, Tamra Offshore Wind Power Co., Ltd., BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSCO Green Gas Technology, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University

4

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of a Subsidiary: PONUTech Co., Ltd. (February 16, 2016)

•	Name change from Daewoo International Corporation to POSCO Daewoo Corporation (March 14, 2016)

(b)	Changes after March 31, 2016

•	Exclusion of a Subsidiary due to small scale merger into POSCO: POSHIMETAL Co., Ltd. (April 9, 2016)

•	Exclusion of a Subsidiary: Tamra Offshore Wind Power Co., Ltd. (May 3, 2016)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

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(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), and Argentina.

(3)	Major Changes in the Board of Directors (as of March 11, 2016)

(a)	Inside Directors

•	New member : Choi, Jeong-Woo (1 year)

(b)	Outside Directors

•	Reelected member: Lee, Myoung-Woo (3 years)

(c)	Representative Directors

•	As of March 11, 2016: Kwon, Oh-Joon, and Kim, Jin-Il

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, and April 12, 2016)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

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The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2016)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of March 31, 2016)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,191,187	—	110	—	7,191,077
Special Money Trust		—	—	—	—	—

Total		7,191,187	—	110	—	7,191,077

*	Beginning Balance: as of December 31, 2015

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 110 treasury stocks was completed on January 20, 2016.

Changes after March 31, 2016

On April 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 433 treasury stocks was completed on April 20, 2016.

5. Voting Rights

		(As of March 31, 2016)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights*	7,191,077	*Treasury Stock 7,191,077shares
(3) Shares with Voting Rights	79,995,758	—

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6. Earnings and Dividend

			(In millions of KRW)
	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
(Consolidated) Net Profit	359,671	180,647	626,099
Earnings per Share (KRW)	4,391	1,845	7,432
Cash Dividend Paid	—	639,961	639,527
(Consolidated) Pay-out Ratio (%)	—	345.3	102.1
Dividend per Share (KRW)	—	8,000	8,000
Dividend Yield (%)	—	4.5	2.8

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2016 1Q (January 1, 2016 ~ March 31, 2016)		2015		2014
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	6,234,549	546,168	28,292,824	1,875,891	31,841,748	2,267,825
Trading	3,972,721	58,869	18,315,487	191,800	21,165,806	284,892
Engineering & Construction	1,590,756	18,433	8,515,780	265,891	8,119,207	446,214
Others	663,173	36,296	3,068,254	76,461	3,971,684	214,599

Total	12,461,199	659,766	58,192,345	2,410,043	65,098,445	3,213,530

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
	2016 1Q (January 1, 2016 ~ March 31, 2016)		2015		2014		2013
Category	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16.4	100	69.7	100	71.5	100	66.1	100
POSCO	9.1	55.5	38.0	54.5	37.7	52.7	36.4	55.1
Others	7.3	44.5	31.7	45.5	33.8	47.3	29.7	44.9

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

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(4)	Establishment of no.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2015 1Q	2016 1Q	Growth rate
All Trading Companies in Korea	133,400	115,615	-13.3%
POSCO Daewoo	1,728	1,153	-33.3%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo Corporation (“POSCO Daewoo”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, POSCO Daewoo is making tangible progress in resource development through Myanmar gas field. POSCO Daewoo has newly entered into the food and forestry development business to secure the future food resources and green energy resources. POSCO Daewoo will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

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3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

POSCO ICT has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries for 30 years, in areas such as steel, railroad/transportation, environment/energy.

POSCO ICT has selected Smart Grid energy efficiency business as the strategic business and focused to nurture it. Also the firm is pushing business to overseas, providing total solution to overseas steel mills and exporting railroad solution system. Based on its overseas network located in China India Vietnam, Indonesia, and Brazil, POSCO ICT will speed up the penetration to the local market and increase overseas order volume by expanding businesses.

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C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO CHEMTECH is currently expanding its markets to Japan, China and Indonesia. Now, POSCO CHEMTECH is preparing for the leap towards the future industries of the comprehensive chemical and carbon material

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	12,308	12.2
	Cold-rolled Product (CR)	Automobile, Home appliances, etc	38,242	38.1
	Stainless Steel Products	Western tableware, etc	21,297	21.2
	By-Product	Plates, Wire rods, etc	28,669	28.5
	Gross Sum		100,516	100.0
	Deduction of Internal Trade		(38,171)	—

	Sub Total		62,345	—

Trading	Steel, Metal		34,758	56.6
	Chemical, Strategic Item, Energy		2,113	3.4
	Others		24,604	40.0
	Gross Sum		61,475	100.0
	Deduction of Internal Trade		(21,748)	—

	Sub Total		39,727	—

Engineering & Construction	Domestic Construction	Architecture	5,344	29.8
		Plant	3,881	21.7
		Civil Engineering	1,453	8.1
	Overseas Construction		5,421	30.3
	Owned Construction		1,065	5.9
	Others		749	4.2
	Gross Sum		17,913	100.0
	Deduction of Internal Trade		(2,005)	—

	Sub Total		15,908	—

Others	Electricity Sales, etc		12,507	100.0
	Deduction of Internal Trade		(5,875)	—

	Sub Total		6,632	—

	Total Sum		124,612	—

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B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/Tons, kWh)
Business Area	Products	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014	2013
Steel	Hot-rolled Product (HR)	486	553	686	728
	Cold-rolled Product (CR)	675	719	822	877
Others	Electric Power	95	105	142	156
	Lime	113	117	112	119

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	15,701 (36.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	15,401 (35.5%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	12,258 (28.3%)	Nickel, Ferrochrome, STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	419 (20.9%)
		Steel Pile	Foundation of Structure	19 (1.0%)
		Steel Reinforcement	Strengthening Concrete	381 (19.0%)
		Cable	Electricity Transfer	18 (0.9%)
		Others	Construction of Pipe and Structure etc.	1,165 (58.2%)

Others	Raw Materials	LNG	Material for Power Generation	2,408 (53.6%)
		Limestone	Production of Lime	284 (6.3%)
		Others	Engineering business etc.	1,802 (40.1%)

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B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2016 1Q	2015	2014
Steel	Iron Ore(per ton)	58	63	93
	Coal(per ton)	97	116	132
	Scrap Iron(per ton)	225	274	382
	Nickel(per ton)	10,211	13,392	17,769
Engineering & Construction	Ready-mixed Concrete (per m3 )	59	59	59
	Steel Pile (per m)	39	39	67
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	682	760	1,056
	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

										(In US Dollars/Tons)
	‘16 1Q	’15 4Q	’15 3Q	’15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	45	42	49	54	58	66	82	94	111	123	123	118

(2) Coal

										(In US Dollars/Tons)
	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q
Trend of International Benchmark Price (FOB)	81	89	93	109.5	117	119	120	120	143	152	145	172

(3) Scrap Iron

										(In US Dollars/ Tons)
	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	187	219	225	256	268	331	376	365	379	396	367	379

(4) Nickel

	‘16 1Q	’15 4Q	’15 3Q	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Steel	Crude Steel	11,840	47,610	43,500

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per quarter)
Business Area	Products		2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
		Inchon	3,412	3,412	2,992
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		547	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Crude Steel		10,140	42,027	41,428
Products	Hot-Rolled Products	2,411	9,399	8,124
	Plate	1,600	6,471	6,433
	Wire Rod	693	2,771	2,750
	Pickled-Oiled Steel Sheets	753	2,816	2,785
	Cold-Rolled Products	2,111	9,219	8,934
	Coated Steel	1,486	6,170	6,164
	Electrical Steel	293	1,170	1,253
	Stainless Steel	602	2,401	2,453
	Others	943	3,775	4,005
	Total	10,892	44,192	42,901

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate for the first quarter of fiscal year of 2016

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,540	9,064	86.0%
	Zhangjiagang Pohang Stainless Steel	275	304	110.4%
	PT.KRAKATAU POSCO	750	698	93.0%
	POSCO SS-VINA	275	74	26.9%

	Total	11,840	10,140	85.6%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

				(Gwh, Thousands of Tons)
	Products	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Power Generation	Electric Power	3,757	15,754	15,442
Lime	Lime	627	2,437	2,383

(2) Capacity Utilization Rate for the first quarter of fiscal year of 2016

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	2,184	988	45.3%
		Gwangyang	2,184	1,702	77.9%
		Pohang	2,184	2,121	97.1%
Lime	Lime		547	627	114.6%

23

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,053,969	11,435	(2,884)	—	2,062,520
Trade	63,526	2,594	—	—	66,120
Engineering & Construction	40,862	33	—	—	40,895
Others	414,450	74	(10,451)	—	404,073

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,378,122	70,986	(20,013)	(80,253)	4,348,842
Trade	105,457	109	(835)	(912)	103,819
Engineering & Construction	94,682	5,262	—	(486)	99,458
Others	587,464	121	(43,630)	(6,865)	537,090

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,643,628	25,767	(2,859)	(48,787)	2,617,749
Trade	5,559	—	(49)	(70)	5,440
Engineering & Construction	50,092	52	(112)	(523)	49,509
Others	250,134	51	(9,348)	(3,696)	237,141

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,052,181	263,152	(69,402)	(486,490)	17,759,441
Trade	307,865	2,269	(216)	(5,977)	303,941
Engineering & Construction	28,550	2,552	(534)	(1,602)	28,966
Others	2,705,147	12,048	(154,960)	(37,983)	2,524,252

24

[Vehicles]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	33,523	1,928,345	(1,928,176)	(2,698)	30,994
Trade	3,668	801	(18)	(375)	4,076
Engineering & Construction	9,681	371	(169)	(736)	9,147
Others	5,133	687	(112)	(526)	5,182

[Tools and Fixtures]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	59,289	3,586	(394)	(5,266)	57,215
Trade	1,513	150	(3)	(159)	1,501
Engineering & Construction	1,628	201	(41)	(181)	1,607
Others	11,048	419	(57)	(1,170)	10,240

[Equipment]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	86,771	7,605,117	(7,601,254)	(6,817)	83,817
Trade	16,003	946	(9)	(1,386)	15,554
Engineering & Construction	10,552	489	(41)	(1,259)	9,741
Others	34,773	659	(157)	(3,898)	31,377

[Financial Lease Assets]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,006	79,543	(34)	(2,573)	94,942
Trade	20,541	8	(824)	(339)	19,386
Engineering & Construction	1,782	—	(107)	(68)	1,607
Others	52,467	1	(688)	(432)	51,348

[Assets under Construction]	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,078,570	345,028	(101,038)	—	1,322,560
Trade	225,694	40,819	(2,595)	—	263,918
Engineering & Construction	25,549	526	(9,919)	—	16,156
Others	1,044,976	29,339	(105,329)	—	968,986

25

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014~June, 2017	G)Installation of no.7 CGL	2,554	687	1,867
	Renovation / Replacement	August, 2013 ~ April, 2016	P) Renovation of the Second Furnace, etc.	3,940	3,973	(33)
		October, 2014 ~ December, 2016	G) Renovation of the Fifth Furnace, etc.	5,087	3,518	1,569
		July, 2008 ~ December, 2018	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc	21,990	12,572	9,418
		March, 2015 ~ December, 2017	P) Renovation of the Third Furnace, etc	5,316	712	4,604
POSCO (Chongqing)Automotive Processing Center Co., Ltd	Expansion	April, 2015~ February, 2016	Establishment of #2 facility	110	110	—

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Inti Agrindo	Expansion	December, 2014 ~ May, 2016	CPO Mill	232	171	61

[Engineering&Construction]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Hunchun POSCO Hyundai International Logistics Complex Development Co., Ltd.	Expansion	July, 2012 ~ September, 2016	Land lease for construction of logistics complex	466	307	159
	Expansion	September, 2014 ~ December, 2015	#2-1 Construction of logistics complex	255	215	40
	Expansion	March, 2015 ~ December, 2016	#2-2 Construction of logistics complex	265	53	212

26

[Others]		(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO Energy	Expansion	March 2013~ April, 2016	Construction of a Cell Manufacturing Plant and Laboratory	1,107	1,107	—
POSCO Green Gas Technology	Expansion	April, 2014~ May, 2016	Establishment of SNG Plant	10,883	10,347	536
POSCO ICT	Expansion	January, 2016~ December, 2016	Expansion of Smart Management Server For Smart Management Operation Efficiency	196	27	169
POSCO- TERMINAL Co., Ltd.	Expansion	January, 2016~ March, 2018	Investment in Silo	616	1	615

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

	(In hundred millions of KRW)
Business	Company			Planned Investments
		Project		2016	2017	2018
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	7,825	10,155	9,615
			Capacity Increase	2,710	1,805	570
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	64	61	46
	POSCO (Chongqing) Automotive Processing Center Co., Ltd	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	130	4	—
E&C	HUNCHUN POSCO HYUNDAI INTERNATIONAL LOGISTICS CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	106	106	—
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	—	86	180
			Development of Facilities	—	146	4
			Discover new business opportunities-	—	93	88
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	65	71	98
	POSCO Energy	Expansion, Renovation and Replacement of Existing Facilities	Investment	1,146	1,417	1,082

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

27

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Domestic	Hot-Rolled Products	4,967	30,799	42,090
	Cold-Rolled Products	9,656	38,418	41,939
	Stainless Steel	5,151	22,365	27,024
	Others	16,699	79,113	102,892
Export	Hot-Rolled Products	7,341	41,505	37,133
	Cold-Rolled Products	28,586	100,565	104,078
	Stainless Steel	16,146	71,530	79,856
	Others	11,970	64,073	60,957
Total	Gross Sum	100,516	448,368	495,969
	Internal Transaction	(38,171)	(165,440)	(177,552)

	Total	62,345	282,928	318,417

[Trading]				(In hundred millions of KRW)
Items		2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Domestic	Merchandise	1,528	6,833	9,349
	Product	—	—	—
	Others	82	244	111
Export	Merchandise	17,960	81,379	88,947
	Product	20	57	223
	Others	152	606	596
Trades among Korea, China & Japan		41,733	180,956	213,383
Gross Sum		61,475	270,075	312,609
Internal Transaction		(21,748)	(86,920)	(100,951)

Total		39,727	183,155	211,658

28

[Engineering & Construction]	(In hundred millions of KRW)
Items	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Construction Contract Revenue	Domestic	Architecture	5,344	25,302	19,514
Plant	3,881	15,381	24,785
Civil Engineering	1,453	8,653	7,378
Others	—	—	—
Overseas	5,421	39,001	42,980
Own Construction	1,065	7,187	6,976
Other Subsidiary company sales	749	3,154	1,404
Gross Sum	17,913	98,678	103,037
Internal Transaction	(2,005)	(13,521)	(21,845)

Total	15,908	85,157	81,192

[Others]		(In hundred millions of KRW)
Items	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Electric Power	6,632	30,683	39,717

7. Derivatives

We have various derivatives contracts to hedge mainly against exchange rate risk and interest rate risk as well as option contracts related to disposal of equity securities. As of March 31, 2016, we had derivatives assets of KRW 183,675 million and derivatives liabilities of KRW 151,078 million related to forward exchanges, currency swaps, interest rate swaps, and options for disposal of equity securities. During the three months ended March 31, 2016, we recognized KRW 14,507 million of net losses on derivatives transactions and KRW 43,225 million of net gains on valuation of derivatives related to the above-mentioned derivatives contracts.

29

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

•    POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

•    Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co., Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by: increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by: increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	Investment into the joint venture with Chongqing Iron and Steel (Group) Co. Ltd. in China	April, 2016

1) Purpose: JV investment to expand sales of automotive steel sheets in the southwest China

2) Information: POSCO and Chongqing Iron & Steel Co. signed an agrement to set up two steel mill joint ventures in Chongqing. POSCO will hold 10% stake in the investment of producing high-strength cold-rolled sheets and hold 51% stake in the investment of producing automotive steel sheets

3) Conclusion of a contract: April 6, 2016

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

•    Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•    Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•    Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•    Gas production period is expected to be approximately 30 years.

•    Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

30

Company	Contract	Date	Remarks

4) Remarks

•    CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•    Related Public Announcements: December 26 , 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•    Location: the north-western offshore and onshore in Myanmar

•    Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•    Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•    The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•    Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•    Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

•    The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•    The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•    The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•    Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•    The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

•    Name: NEATT (North East Asia Trade Tower)

•    Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

•    Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

31

Company	Contract	Date	Remarks
POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date: June 25, 2014

3) Amount: KRW 431,093 million

4) Purpose: Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off-gas Power Plant	February, 2015

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date: February 26, 2015

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		Product Research Group
	POSCO AST CO., LTD.		Product Research Team
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Company		R&D Center
	POSCO A&C		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department

B. R&D Expenses for the first quarter of fiscal year of 2016

				(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	13,290	603	168	6,728	20,789
Manufacturing Cost	68,841	—	92	799	69,732
R&D Cost (Intangible Assets)	24,704	—	23	27	24,754

Total	106,835	603	283	7,554	115,275

R&D/Sales Ratio	1.71%	0.02%	0.02%	1.14%	0.93%

32

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years 2014, 2015 and the First Quarter of 2016

		(In millions of KRW)
Account	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
[Current Assets]	28,589,990	29,180,889	32,627,382
Cash & Cash equivalents	4,480,381	4,870,185	3,811,202
Other Receivables, net	1,784,770	1,679,879	1,956,216
Other Short-term Financial Assets	4,103,762	3,910,387	1,462,920
Accounts Receivables, net	9,346,136	9,595,935	11,786,055
Inventories	7,786,685	8,225,205	10,471,330
Other Current Assets	1,088,256	899,298	3,139,659
[Non-current Assets]	50,863,501	51,227,870	52,624,791
Other Receivables, net	810,421	863,258	1,144,160
Other Long-term Financial Assets	2,346,059	2,341,460	2,455,900
Investments in Associates and Joint Ventures	4,080,372	3,945,333	4,060,507
Tangible Assets, net	34,188,609	34,522,855	35,241,195
Good Will & Other Intangible Assets, net	6,346,206	6,405,754	6,884,989
Other Non-current Assets	3,091,834	3,149,210	2,838,040

Total Assets	79,453,491	80,408,759	85,252,173

[Current Liabilities]	19,816,147	20,130,926	21,877,009
[Non-current Liabilities]	14,758,537	15,207,611	18,083,799

Total Liabilities	34,574,684	35,338,537	39,960,808

[Controlling Interest]	41,139,753	41,235,350	41,587,368
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,384,068	1,383,623	1,083,718

33

		(In millions of KRW)
Account	2016 1Q (January 1, 2016 ~ March 31, 2016)	2015	2014
Hybrid bond	996,919	996,919	996,919
Retained Earnings	40,362,714	40,501,059	40,967,558
Other Controlling Interest	(2,086,351)	(2,128,654)	(1,943,230)
[Minority Interest]	3,739,054	3,834,872	3,703,997

Total Shareholders’ Equity	44,878,807	45,070,222	45,291,365

Total Sales	12,461,199	58,192,345	65,098,445

Operating Income	659,766	2,410,043	3,213,530
Consolidated Net Profit	338,366	(96,181)	556,659
[Controlling Interest]	359,671	180,647	626,099
[Minority Interest]	(21,305)	(276,828)	(69,440)
Consolidated Total Comprehensive Income	359,498	(258,311)	101,077
[Controlling Interest]	395,855	33,016	174,918
[Minority Interest]	(36,357)	(291,327)	(73,841)
Earning Per Share	4,391	1,845	7,432
Number of Consolidated Companies	210	214	229

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Interim Financial Statements

Refer to the attached Condensed Consolidated Interim Financial Statements for the Condensed Consolidated Interim Statements of Financial Position as of March 31, 2016, Condensed Consolidated Interim Statements of Comprehensive Income (loss), Condensed Consolidated Interim Statements of Changes in Equity, Condensed Consolidated Interim Statements of Cash Flows for the first quarter period ended March 31, 2016, and Notes.

34

2. Separate Financial Statements

A. Summary of Fiscal Years 2014, 2015 and the First Quarter of 2016

	(In millions of KRW)
Account	2016 1Q (January 1, 2016 ~ March 31, 2016 )	2015	2014
[Current Assets]	11,206,038	11,427,639	11,623,130
Cash & Cash equivalents	1,689,432	1,634,106	1,742,767
Trade Accounts & Notes Receivable(net)	2,552,383	2,740,104	3,157,266
Other Receivables, net	275,171	246,431	562,930
Other Short-term Financial Assets	3,469,048	3,326,012	693,729
Inventories	3,146,408	3,427,011	4,383,568
Other Current Assets	73,596	53,975	1,082,870
[Non-current Assets]	39,950,645	39,881,770	40,974,193
Other Receivables, net	94,383	93,757	26,360
Other Long-term Financial Assets	1,796,916	1,804,374	1,794,590
Investments in Subsidiaries, Associates, and Joint Ventures	15,752,656	15,737,287	16,178,891
Tangible Assets, net	21,578,715	21,514,149	22,323,215
Good Will & Other Intangible Assets, net	497,853	490,762	403,907
Other Non-current Assets	230,122	241,441	247,230

Total Assets	51,156,683	51,309,409	52,597,323

[Current Liabilities]	3,743,042	3,817,678	3,516,052
[Non-current Liabilities]	4,510,150	4,466,173	6,605,840

Total Liabilities	8,253,192	8,283,851	10,121,892

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,170,090	1,247,581	1,247,616
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	41,821,552	41,862,570	41,188,908
[Other Equity]	(1,567,473)	(1,563,915)	(1,440,415)

Total Shareholders’ Equity	42,903,491	43,025,558	42,475,431

Total Sales	5,767,132	25,607,221	29,218,854

Operating Income	582,114	2,238,249	2,350,035
Net Income	445,911	1,318,271	1,138,958
Earnings per share(KRW)	5,469	16,067	13,858

35

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Interim Financial Statements

Refer to the attached Condensed Separate Interim Financial Statements for the Condensed Separate Interim Statements of Financial Position as of March 31, 2016, Condensed Separate Interim Statements of Comprehensive Income (loss), Condensed Separate Interim Statements of Changes in Equity, Condensed Separate Interim Statements of Cash Flows for the first quarter period ended March 31, 2016, and Notes.

36

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a) Director Candidate Recommendation Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Operation Committee;

(d) Executive Management Committee;

(e) Audit Committee; and

(f) Related Party Transaction Committee.

37

Composition of the Special Committees under the Board of Directors and their Functions (as of May 13, 2016)

Category	Composition	Directors	Major Functions

Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Shin, Chae Chol (Chairman) Lee, Myung-Woo Kim, Joo-Hyun Choi, Jeong-Woo

•    Reviews the qualifications of potential candidates for Directors

•    Proposes nominees for the Outside Directors

•    Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Sunwoo, Young (Chairman) Kim, Il-Sup Ahn, Dong-Hyun Bahk, Byong -Won	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Ahn, Dong-Hyun (Chairman) Shin, Chae Chol Bahk, Byong-Won Kim, Jin-Il Oh, In-Hwan

•    Advances deliberation of new investments in other companies

•    Revises the internal regulations regarding the operation of the Board of Directors

•    Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•    Audits the accounting system and business operations

•    Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•    Reviews matters related to the internal transactions under the MRFTA.

•    Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•    Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Lee, Young-Hoon Oh, In-Hwan Choi, Jeong-Woo

•    Oversees decisions with respect to our operational and management matters

•    Reviews management’s proposal for new strategic initiatives

•    Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•    Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

38

(3)	List of Outside Directors (as of March 31, 2016)

Name	Experience	Relation with Majority Shareholder	Remarks

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None	Chairman Board of Directors

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director)

Bahk, Byong-Won	• (Present) Chairman, Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None

Kim, Joo-Hyun

•    (Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation

•    President & CEO and Head of Business Strategy Division, Hyundai Research Institute

None

(4)	List of Key Activities of the Board of Directors (January 1, 2016 ~ May 13, 2016)

Session	Date	Agenda	Approval

2016-1	January 28

1. Approval of the financial statements for the 48th fiscal year and the convocation schedule for the 48th general meeting of shareholders

2. Approval of the investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China

3. Approval of merger with POSHIMETAL Co.,Ltd.

4.Contribution to KSPORT

All 4 Cases Approved

2016-2	February 19	1. Agenda for the 48th general meeting of shareholders 2. Plan for Small scale merger with POSCO GREEN GAS TECHNOLOGY 3. Recommendation of candidates for the Inside Director position	All 3 Cases Approved

39

Session	Date	Agenda	Approval

2016-3	March 11

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Inside Directors

4. The completion of the small scale merger with POSHIMETAL Co.,Ltd.

All 4 Cases Approved

2016-4	March 24	1. Approval of merger with POSCO GREEN GAS TECHNOLOGY 2. Plan for the 307th public bond issuance 3. Appointment of compliance officer	All 3 Cases Approved

2016-5	May 13	1. The completion of the small scale merger with POSCO GREEN GAS TECHNOLOGY 2. FY 2016 Transaction Plans with affiliates 3. Contribution to POSCO Educational Foundation	All 3 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2016 ~ May 13, 2016)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2016-1	January 28	7 (7)
2016-2	February 19	7 (7)
2016-3	March 11	7 (7)
2016-4	March 24	7 (7)
2016-5	May 13	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2016 ~ May 13, 2016)

Date	Agenda	Approval
January 28, 2016	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 19, 2016	1. Qualification Assessment of Inside Director Candidates	—
March 11, 2016	1. Appointment of Special Committee Members	—
March 24, 2016	1. Appointment of the chairman of Director Candidate Recommendation Committee	Approved

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2016 ~ March 11, 2016)

Date	Agenda	Approval
January 28, 2016	1. Evaluation of the management result for the fiscal year of 2015	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2016 ~ May 13, 2016)

Date	Agenda	Approval
January 28, 2016	1. Contribution to KSPORT	—
	2. Improvement of corporate governance structure	—
	3. Plan for extension of payment guarantee for Zhangjiagang Pohang Stainless Steel Co., Ltd.	Approved
March 24, 2016	1. Plan for the 307th public bond issuance	—
May 13, 2016	1. Plan for extension of payment guarantee for P-Mexico	Approved
	2. Contribution to Korea Society	Approved
	3. Investment in kind for Pohang city offshore structure construction	Approved

40

(d)	Major Activities of Related Party Transaction Committee (January 1, 2016 ~ May 13, 2016)

Date	Agenda	Approval
January 27, 2016	1. Review of the operation of the Fair Trading Compliance Program	—
May 13, 2016	1. Mid/long-term development plan for POSCO Educational Foundation	—
	2. Contribution to POSCO Educational Foundation	—

(e)	Major Activities of Executive Management Committee (January 1, 2016 ~ May 13, 2016)

Session	Date	Agenda	Approval
2016-1	January 19

1. The investment into the joint venture with Chongqing Iron and Steel (Group) Company Limited in China

2. Technology license sales to Chongching Iron and Steel Company

3. Increase capacity of P-America for P-AAPC

4. Establishment of Pilot Plant Laboratory at Songdo

5. Disposal of treasury stocks as Employee Award

— Approved Approved Approved Approved
2016-2	February 2	1. R&C investment for establishment of PosLX Demo Plant	Approved
2016-3	March 15	1. Enhancement of HR facilities in Pohang Works	Approved
2016-4	April 19	1. Improvement of hot metal pretreatment station at Gwangyang Works 2. Replacement of old facilities in Pohang Works 3. Disposal of treasury stocks as Employee Award	Apporved Apporved Approved

41

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman
Sunwoo, Young		—
Kim, Joo-Hyun		—

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2016 ~ May 13, 2016)

42

Session	Date	Agenda	Approval

2016 - 1	January 27

¡   Deliberation Agenda

•    Assessment of the Audit Committee

¡   Report Agenda

•    Assessment of the operations of the internal accounting control system for the fiscal year of 2015

•    Reporting the consolidated internal control system for the fiscal year of 2015

•    Review of operation regulations amendment

•    The result of internal audit for the fiscal year of 2015 and audit plans for the fiscal year of 2016

Approved

2016 - 2	February 18

¡   Deliberation Agenda

•    Assessment of the operations of the internal accounting control system for the fiscal year of 2015

•    Internal audit result for the fiscal year of 2015 (Consolidated)

¡   Report Agenda

•    External audit result for the fiscal year of 2015 (Consolidated)

Approved Approved

2016 - 3	March 24	¡ Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2016 - 4	April 25	¡ Deliberation Agenda • Audit report of Form 20-F for the fiscal year 2015	Approved

2016 - 5	May 13

¡   Report Agenda

•    Internal audit result for the first quarter of 2016 (Consolidated)

•    External auditors’ review result for the first quarter of 2016 (Consolidated) and Audit result of Form 20-F for the fiscal year 2015

•    The result of internal audit for the first quarter of 2016 and audit plans for the second quarter of 2016

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	985	103	7 ,000	—
Outside Director	4	49	12		—
Members of the Audit Committee	3	49	16		—

Total	12	1,083	51		—

Payment Period: January 1, 2016 ~ March 31, 2016

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

43

(2)	Individual remuneration amount

•	None reported since there was no individual remuneration exceeding 500 million KRW

(3)	List of Stock Options Presented to the Executives (As of March 31, 2016)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

44

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2016, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2016, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 13, 2016

This report is effective as of May 13, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)	Notes	March 31, 2016		December 31, 2015

Assets

Cash and cash equivalents	21	~~W~~	4,480,381	4,870,185
Trade accounts and notes receivable, net	4,21,32		9,346,136	9,595,935
Other receivables, net	5,21,32		1,784,770	1,679,879
Other short-term financial assets	6,21		4,103,762	3,910,387
Inventories	7		7,786,685	8,225,205
Current income tax assets			36,983	33,765
Assets held for sale	8		37,586	57,281
Other current assets	14		1,013,687	808,252

Total current assets			28,589,990	29,180,889

Long-term trade accounts and notes receivable, net	4,21		65,243	120,338
Other receivables, net	5,21		810,421	863,258
Other long-term financial assets	6,21		2,346,059	2,341,460
Investments in associates and joint ventures	9		4,080,372	3,945,333
Investment property, net	11		1,071,445	1,084,292
Property, plant and equipment, net	12		34,188,609	34,522,855
Intangible assets, net	13		6,346,206	6,405,754
Deferred tax assets			1,331,156	1,315,580
Other non-current assets	14,19		623,990	629,000

Total non-current assets			50,863,501	51,227,870

Total assets		~~W~~	79,453,491	80,408,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)	Notes	March 31, 2016		December 31, 2015

Liabilities

Trade accounts and notes payable	21,32	~~W~~	2,954,292	3,125,348
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,776,480	12,371,032
Other payables	16,21,32		2,434,857	2,129,093
Other short-term financial liabilities	17,21		181,281	202,117
Current income tax liabilities			361,236	377,962
Liabilities of disposal group held for sale	8		—	34,202
Provisions	18,33		121,561	102,320
Other current liabilities	20		1,986,440	1,788,852

Total current liabilities			19,816,147	20,130,926

Long-term trade accounts and notes payable	21		9,633	11,098
Long-term borrowings	15,21		12,226,540	12,849,199
Other payables	16,21		215,847	134,470
Other long-term financial liabilities	17,21		70,752	54,696
Defined benefit liabilities, net	19		231,972	182,025
Deferred tax liabilities			1,703,300	1,676,658
Long-term provisions	18,33		219,163	221,692
Other non-current liabilities	20		81,330	77,773

Total non-current liabilities			14,758,537	15,207,611

Total liabilities			34,574,684	35,338,537

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,384,068	1,383,623
Hybrid bonds	23		996,919	996,919
Reserves	24		(552,476)	(594,756)
Treasury shares	25		(1,533,875)	(1,533,898)
Retained earnings			40,362,714	40,501,059

Equity attributable to owners of the controlling company			41,139,753	41,235,350
Non-controlling interests	23		3,739,054	3,834,872

Total equity			44,878,807	45,070,222

Total liabilities and equity		~~W~~	79,453,491	80,408,759

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2016		March 31, 2015

Revenue	32,35	~~W~~	12,461,199	15,100,912
Cost of sales	7,29,32		(10,919,765)	(13,303,312)

Gross profit			1,541,434	1,797,600

Selling and administrative expenses	26,29
Administrative expenses			(496,236)	(627,559)
Selling expenses			(385,432)	(438,801)

Operating profit			659,766	731,240

Share of profit (loss) of equity-accounted investees, net	9		49,917	(62,927)

Finance income and costs	21,27
Finance income			834,295	608,686
Finance costs			(986,940)	(730,921)

Other non-operating income and expenses	28
Other non-operating income			51,177	196,119
Other non-operating expenses	29		(63,321)	(138,093)

Profit before income tax	35		544,894	604,104
Income tax expense	30,35		(206,528)	(268,904)

Profit			338,366	335,200

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(13,209)	(54,562)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			22,423	(117,388)
Net changes in unrealized fair value of available-for-sale investments	21		(3,001)	10,696
Foreign currency translation differences			14,920	(55,863)

Other comprehensive income (loss), net of tax			21,133	(217,117)

Total comprehensive income		~~W~~	359,499	118,083

Profit attributable to:
Owners of the controlling company		~~W~~	359,671	338,584
Non-controlling interests			(21,305)	(3,384)

Profit		~~W~~	338,366	335,200

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	395,856	137,628
Non-controlling interests			(36,357)	(19,545)

Total comprehensive income		~~W~~	359,499	118,083

Basic and diluted earnings per share (in Won)	31		4,391	4,131

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal

Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364

Comprehensive income:
Profit		—	—	—	—	—	338,584	338,584	(3,384)	335,200
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(50,451)	(50,451)	(4,111)	(54,562)
Capital adjustment arising from investments in equity-accounted Investees, net of tax		—	—	—	(117,599)	—	—	(117,599)	211	(117,388)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	13,679	—	—	13,679	(2,983)	10,696
Foreign currency translation differences, net of tax		—	—	—	(46,585)	—	—	(46,585)	(9,278)	(55,863)

Total comprehensive income		—	—	—	(150,505)	—	288,133	137,628	(19,545)	118,083

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(99,406)	(579,364)
Changes in subsidiaries		—	—	—	—	—	—	—	(257,506)	(257,506)
Changes in ownership interest in subsidiaries		—	3,859	—	—	—	—	3,859	13,067	16,926
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)	(5,964)	(16,665)
Disposal of treasury shares		—	2	—	—	8	—	10	—	10
Others		—	(387)	—	2,239	—	(2,952)	(1,100)	1,162	62

Total transactions with owners of the controlling company		—	3,474	—	2,239	8	(493,611)	(487,890)	(348,647)	(836,537)

Balance as of March 31, 2015	~~W~~	482,403	1,087,192	996,919	(557,039)	(1,534,449)	40,762,080	41,237,106	3,335,804	44,572,910

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal

Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222

Comprehensive income:
Profit		—	—	—	—	—	359,671	359,671	(21,305)	338,366
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(5,259)	(5,259)	(7,950)	(13,209)
Capital adjustment arising from investments in equity-accounted Investees, net of tax		—	—	—	29,014	—	—	29,014	(6,591)	22,423
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(3,268)	—	—	(3,268)	267	(3,001)
Foreign currency translation differences, net of tax		—	—	—	15,698	—	—	15,698	(778)	14,920

Total comprehensive income		—	—	—	41,444	—	354,412	395,856	(36,357)	359,499

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(49,478)	(529,452)
Changes in subsidiaries		—	—	—	—	—	—	—	(6,620)	(6,620)
Changes in ownership interest in subsidiaries		—	813	—	—	—	—	813	4,680	5,493
Interest of hybrid bonds		—	—	—	—	—	(11,082)	(11,082)	(6,031)	(17,113)
Disposal of treasury shares		—	(4)	—	—	23	—	19	—	19
Others		—	(364)	—	836	—	(1,701)	(1,229)	(2,012)	(3,241)

Total transactions with owners of the controlling company		—	445	—	836	23	(492,757)	(491,453)	(59,461)	(550,914)

Balance as of March 31, 2016	~~W~~	482,403	1,384,068	996,919	(552,476)	(1,533,875)	40,362,714	41,139,753	3,739,054	44,878,807

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	March 31, 2016		March 31, 2015

Cash flows from operating activities
Profit		~~W~~	338,366	335,200
Adjustments for:
Depreciation			707,414	720,859
Amortization			97,581	95,090
Finance income			(441,391)	(320,791)
Finance costs			583,817	461,343
Income tax expenses			206,528	268,904
Impairment loss on property, plant and equipment			—	10,002
Gain on disposal of property, plant and equipment			(11,184)	(6,858)
Loss on disposal of property, plant and equipment			15,510	11,385
Impairment loss on goodwill and intangible assets			444	12
Share of loss (profit) of equity-accounted investees			(49,917)	62,927
Impairment loss on assets held for sale			—	11,996
Gain on disposals of assets held for sale			(19,353)	(163,209)
Costs for defined benefit plans			59,507	67,172
Bad debt expenses (reversal of bad debt expenses)			(10,005)	42,568
Loss on valuation of inventories			135,802	73,084
Contribution to provisions			38,460	22,672
Others, net			2,810	16,299

			1,316,023	1,373,455

Changes in operating assets and liabilities	34		369,538	(89,484)

Interest received			58,854	61,489
Interest paid			(139,638)	(186,185)
Dividends received			6,550	35,019
Income taxes paid			(166,904)	(205,691)

Net cash provided by operating activities		~~W~~	1,782,789	1,323,803

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	March 31, 2016		March 31, 2015

Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(4,977,650)	(2,620,929)
Proceeds from disposal of short-term financial instruments			4,708,346	1,563,048
Increase in loans			(140,150)	(124,550)
Collection of loans			57,646	46,919
Acquisitions of available-for-sale investments			(30,235)	(10,981)
Proceeds from disposal of available-for-sale investments			4,760	5,371
Acquisitions of investment in associates and joint ventures			(70,569)	(573)
Proceeds from disposal of investment in associates and joint ventures			—	947
Acquisitions of investment property			(1,979)	(56,645)
Acquisitions of property, plant and equipment			(621,737)	(928,261)
Proceeds from disposal of property, plant and equipment			8,961	23,736
Acquisitions of intangible assets			(43,697)	(81,413)
Proceeds from disposal of intangible assets			1,796	3,913
Proceeds from disposal of assets held for sale			150	4,397
Cash received from disposal of business, net of cash transferred			13,946	385,106
Others, net			9,224	8,795

Net cash used in investing activities			(1,081,188)	(1,781,120)

Cash flows from financing activities
Proceeds from borrowings			201,657	476,307
Repayment of borrowings			(1,258,248)	(1,027,759)
Proceeds from short-term borrowings, net			13,300	1,209,642
Payment of cash dividends			(3,021)	(148,406)
Payment of interest of hybrid bonds			(17,087)	(16,348)
Others, net			(258)	3,657

Net cash provided by (used in) financing activities			(1,063,657)	497,093

Effect of exchange rate fluctuation on cash held			(28,747)	(15,625)

Net increase (decrease) in cash and cash equivalents			(390,803)	24,151

Cash and cash equivalents at beginning of the period	8		4,871,184	4,022,136

Cash and cash equivalents at end of the period		~~W~~	4,480,381	4,046,287

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2016

(Unaudited)

1. General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. 170 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 98 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of March 31, 2016, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries included for the first time during the three-month period ended March 31, 2016 were as follows:

Company	Date of inclusion	Ownership (%)	Reason

Daewoo Minerals Canada Corporation	March 2016	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the three-month period ended March 31, 2016 were as follows:

Company	Date of exclusion	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2016	Disposal
POSCO Investment Co., Ltd.	January 2016	Merged into POSCO Asia Co., Ltd.
Xenesys Inc.	February 2016	Disposal
POSCO LED Co., Ltd.	March 2016	Disposal
POSHIMETAL Co., Ltd.	March 2016	Merged into POSCO

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting”, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Trade accounts and notes receivable	~~W~~	8,627,683	8,953,245
Finance lease receivables		19,086	21,042
Unbilled due from customers for contract work		1,269,519	1,218,031
Less: Allowance for doubtful accounts		(570,152)	(596,383)

	~~W~~	9,346,136	9,595,935

Non-current
Trade accounts and notes receivable	~~W~~	74,965	126,200
Finance lease receivables		19,160	22,758
Less: Allowance for doubtful accounts		(28,882)	(28,620)

	~~W~~	65,243	120,338

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~926,584 million and ~~W~~846,676 million as of March 31, 2016 and December 31, 2015, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Loans	~~W~~	473,983	405,281
Other accounts receivable		1,277,963	1,255,075
Accrued income		145,244	136,762
Deposits		100,017	89,444
Others		19,966	20,383
Less: Allowance for doubtful accounts		(232,403)	(227,066)

	~~W~~	1,784,770	1,679,879

Non-current
Loans	~~W~~	708,244	725,968
Other accounts receivable		113,928	142,290
Accrued income		1,285	1,236
Deposits		134,935	141,373
Less: Allowance for doubtful accounts		(147,971)	(147,609)

	~~W~~	810,421	863,258

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Derivatives assets held for trading	~~W~~	70,394	94,603
Available-for-sale securities		18,005	17,994
Current portion of held-to-maturity securities		21,870	21,490
Short-term financial instruments(*1,2)		3,993,493	3,776,300

	~~W~~	4,103,762	3,910,387

Non-current
Derivatives assets held for trading	~~W~~	113,281	93,886
Available-for-sale securities(equity instruments)(*3,4)		2,085,591	2,095,206
Available-for-sale securities(bonds)		41,223	36,914
Available-for-sale securities(others)		59,498	59,630
Held-to-maturity securities		1,581	1,889
Long-term financial instruments(*2)		44,885	53,935

	~~W~~	2,346,059	2,341,460

(*1)	As of March 31, 2016 and December 31, 2015, ~~W~~7,236 million and ~~W~~6,593 million, respectively, are restricted for the use in a government project.
(*2)	As of March 31, 2016 and December 31, 2015, financial instruments amounting to ~~W~~90,069 million and ~~W~~105,195 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the three-month period ended March 31, 2016, there were objective evidences of impairment for listed equity securities such as KB Financial Group Inc. and others due to the significant or prolonged decline in the fair value of the shares and for non-listed equity securities such as Troika Foreign Resource Development Fund and others since its carrying amount significantly exceeded its fair value. As a result, an impairment loss of ~~W~~29,491 million was recognized in profit or loss during the three-month period ended March 31, 2016.
(*4)	As of March 31, 2016 and December 31, 2015, ~~W~~124,982 million and ~~W~~124,541 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

7. Inventories

Inventories as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Finished goods	~~W~~	1,214,445	1,381,018
Merchandise		687,342	715,951
Semi-finished goods		1,310,834	1,390,382
Raw materials		1,816,208	1,868,773
Fuel and materials		822,495	810,516
Construction inventories		795,538	828,071
Materials-in-transit		1,258,914	1,382,291
Others		67,221	79,581

		7,972,997	8,456,583

Less: Allowance for inventories valuation		(186,312)	(231,378)

	~~W~~	7,786,685	8,225,205

The amounts of loss on valuation of inventories recognized within cost of sales during the three-month periods ended March 31, 2016 and the year ended December 31, 2015 were ~~W~~135,802 million and ~~W~~152,952 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016				December 31, 2015
	The controlling company(*1)		Subsidiaries (*2)	Total	The controlling company(*1)	Subsidiaries (*2,3)	Total

Assets
Cash and cash equivalents(*4)	~~W~~	—	—	—	—	999	999
Trade accounts and notes receivable and other receivables		—	—	—	—	7,724	7,724
Inventories		—	—	—	—	2,129	2,129
Property, plant and equipment		25,892	11,694	37,586	25,892	10,383	36,275
Intangible assets		—	—	—	—	1,049	1,049
Other assets		—	—	—	—	9,105	9,105

	~~W~~	25,892	11,694	37,586	25,892	31,389	57,281

Liabilities
Trade accounts and notes payable and other payables	~~W~~	—	—	—	—	6,028	6,028
Borrowings		—	—	—	—	26,500	26,500
Other liabilities		—	—	—	—	1,674	1,674

	~~W~~	—	—	—	—	34,202	34,202

(*1)	During the year ended December 31, 2015, the Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.
(*2)	Besides the above, the controlling company and subsidiaries of the Company (POSCO Energy Co., Ltd., POSCO M-TECH, POSCO COATED & COLOR STEEL Co., Ltd., POSCO CHEMTECH and POSCO AST) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.
(*3)	During the year ended December 31, 2015, the Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiary of the Company, to Armitron consortium, and reclassified related assets and liabilities as assets held for sale. Disposal of the assets and liabilities held for sale was completed during the period ended March 31, 2016, and the Company recognized ~~W~~19,353 million of gain on disposal of assets held for sale.
(*4)	Cash and cash equivalents classified as assets held for sale are included in the beginning balance of statement of cash flows for the three-month period ended March 31, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)							December 31,
	March 31, 2016						2015
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,565	28.93	~~W~~	178,566	~~W~~	175,321	175,676
SeAH Changwon Integrated Special Steel(*1,2)	7,190,000	19.94		159,978		168,172	165,754
POSCO PLANTEC CO., LTD(*1)	133,711,880	73.94		217,282		132,386	171,218
SNNC	18,130,000	49.00		90,650		105,322	111,326
QSONE Co., Ltd.	200,000	50.00		84,395		84,780	83,919
Chuncheon Energy Corp.	10,539,989	29.90		52,700		48,185	30,420
UITrans LRT Co., Ltd.(*3)	6,656,517	38.37		33,283		42,353	40,903
Incheon-Gimpo Expressway Co., Ltd(*3)	9,032,539	21.82		45,163		38,678	39,447
BLUE OCEAN Private Equity Fund	333	27.52		33,300		36,009	35,437
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund(*2)	17,350	12.50		17,350		16,543	14,829
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,438	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.(*3)	2,008,000	29.55		10,040		12,429	12,265
KONES, Corp.	3,250,000	41.67		6,893		5,598	5,775
Others (31 companies)(*3)						50,915	47,933

						930,129	947,917

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		189,097	222,269
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		151,579	153,271
7623704 Canada Inc.(*2)	114,452,000	10.40		124,341		130,888	134,034
Eureka Moly LLC	—	20.00		240,123		86,491	87,878
Nickel Mining Company SAS	3,234,698	49.00		157,585		75,343	76,445
AMCI (WA) PTY LTD.	49	49.00		209,664		74,136	72,289
KOREA LNG LTD.	2,400	20.00		135,205		54,869	53,548
NCR LLC	—	29.41		32,348		35,014	35,447
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		18,474	19,311
PT. Batutua Tembaga Raya	128,285	24.10		14,785		15,314	15,382
PT. Wampu Electric Power(*3)	8,708,400	20.00		10,044		8,292	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,037	7,061
Others (23 companies)(*3)						53,797	42,264

						900,331	928,054

					~~W~~	1,830,460	1,875,971

(*1)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate.
(*2)	As of March 31, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.
(*3)	Investments in associates are provided as collateral related to associates’ borrowings amounting to ~~W~~101,642 million and ~~W~~101,360 million as of March 31, 2016 and December 31, 2015, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016						December 31, 2015
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value

[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	97,154	104,970
POSCO ES MATERIALS	1,000,000	50.00		43,000		38,343	38,447

						135,497	143,417

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,217,898	1,153,434
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		375,020	381,461
CSP - Compania Siderurgica do Pecem	929,571,230	20.00		499,557		172,011	80,805
DMSA/AMSA(*2)	—	4.00		286,537		118,028	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		99,484	100,908
KOBRASCO	2,010,719,185	50.00		32,950		91,045	78,364
Others (11 companies)						40,929	25,009

						2,114,415	1,925,945

					~~W~~	2,249,912	2,069,362

(*1)	As of March 31, 2016 and December 31, 2015, investments in joint ventures amounting to ~~W~~1,217,898 million and ~~W~~1,153,434 million, respectively, are provided as collateral in relation to loan.
(*2)	As of March 31, 2016 and December 31, 2015, investments in joint ventures amounting to ~~W~~118,028 and ~~W~~105,964 million are provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

1)	For the three-month period ended March 31, 2016

(in millions of Won)
Company	December 31, 2015 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2016 Book value

[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,676	—	—	(355)	—	175,321
SeAH Changwon Integrated Special Steel		165,754	—	—	2,180	238	168,172
POSCO PLANTEC CO., LTD		171,218	—	—	(38,832)	—	132,386
SNNC		111,326	—	—	(6,006)	2	105,322
QSONE Co.,Ltd.		83,919	—	—	861	—	84,780
Chuncheon Energy Corp.		30,420	19,832	—	(2,067)	—	48,185
UITrans LRT Co., Ltd.		40,903	1,528	—	(78)	—	42,353
Incheon-Gimpo Expressway Co., Ltd		39,447	—	—	(908)	139	38,678
BLUE OCEAN Private Equity Fund		35,437	—	—	1,090	(518)	36,009
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	(161)	—	16,543
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	423	—	13,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		12,265	—	—	164	—	12,429
KONES, Corp.		5,775	—	—	(177)	—	5,598
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(7,816)	—	97,154
POSCO ES MATERIALS		38,447	—	—	(104)	—	38,343
Others (31 companies)		47,933	1,500	—	3,354	(1,872)	50,915

		1,091,334	24,735	—	(48,432)	(2,011)	1,065,626

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(44,602)	14,946	(3,516)	189,097
AES-VCM Mong Duong Power Company Limited		153,271	—	—	7,086	(8,778)	151,579
7623704 Canada Inc.		134,034	—	—	(1,052)	(2,094)	130,888
Eureka Moly LLC		87,878	—	—	—	(1,387)	86,491
Nickel Mining Company SAS		76,445	—	—	(2,906)	1,804	75,343
AMCI (WA) PTY LTD.		72,289	—	—	(771)	2,618	74,136
KOREA LNG LTD.		53,548	—	(1,327)	(1,875)	4,523	54,869
NCR LLC		35,447	—	—	(16)	(417)	35,014
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(505)	(332)	18,474
PT. Batutua Tembaga Raya		15,382	—	—	—	(68)	15,314
PT. Wampu Electric Power		8,855	—	—	(457)	(106)	8,292
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	160	(184)	7,037
Roy Hill Holdings Pty Ltd		1,153,434	—	—	30,725	33,739	1,217,898
POSCO-NPS Niobium LLC		381,461	—	(2,869)	2,630	(6,202)	375,020
CSP - Compania Siderurgica do Pecem		80,805	29,667	—	51,803	9,736	172,011
DMSA/AMSA		105,964	20,926	—	(6,205)	(2,657)	118,028
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	66	(1,490)	99,484
KOBRASCO		78,364	—	—	5,963	6,718	91,045
Others (34 companies)		67,273	16,167	(887)	(1,243)	13,416	94,726

		2,853,999	66,760	(49,685)	98,349	45,323	3,014,746

	~~W~~	3,945,333	91,495	(49,685)	49,917	43,312	4,080,372

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)
Company	December 31, 2014 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2015 Book value

[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	176,899	—	—	(1,223)	—	175,676
SeAH Changwon Integrated Special Steel		—	159,978	—	6,464	(688)	165,754
POSCO PLANTEC CO., LTD		—	217,282	—	(46,058)	(6)	171,218
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co.,Ltd.		83,849	—	—	70	—	83,919
Chuncheon Energy Corp.		—	32,853	—	(2,433)	—	30,420
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Incheon-Gimpo Expressway Co., Ltd		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		19,801	—	—	(7,536)	—	12,265
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS		38,021	—	—	440	(14)	38,447
Others (31 companies)		33,511	17,800	—	2,877	(6,255)	47,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
AMCI (WA) PTY LTD.		88,050	—	—	(11,222)	(4,539)	72,289
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
NCR LLC		32,598	—	—	(62)	2,911	35,447
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
CAML RESOURCES PTY LTD.		38,240	—	—	(34,987)	(3,253)	—
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
CSP - Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	~~W~~	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period March 31, 2016 and the year ended December 31, 2015 are as follows:

1)	March 31, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)

[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	606,604	847	605,757	—	(1,227)
SeAH Changwon Integrated Special Steel		1,320,346	584,047	736,299	204,463	10,606
POSCO PLANTEC CO., LTD		586,076	716,415	(130,339)	86,596	3,756
SNNC		758,280	526,575	231,705	125,809	(9,945)
QSONE Co.,Ltd.		249,908	80,347	169,561	1,404	1,722
Chuncheon Energy Corp.		243,822	71,819	172,003	—	(937)
UITrans LRT Co., Ltd.		346,080	266,514	79,566	—	(202)
Incheon-Gimpo Expressway Co., Ltd		774,024	579,517	194,507	—	(532)
BLUE OCEAN Private Equity Fund		372,032	234,271	137,761	111,149	3,961
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		132,868	525	132,343	724	(1,215)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,409	31,159	37,250	—	1,044
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		148,121	136,342	11,779	(24)	555
KONES, Corp.		2,430	1,427	1,003	701	(426)
POSCO MITSUBISHI CARBON TECHNOLOGY		471,530	310,556	160,974	2,176	(13,027)
POSCO ES MATERIALS		85,108	39,978	45,130	9,173	(209)

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,226,559	1,468,236	758,323	139,892	59,683
7623704 Canada Inc.		1,270,703	6	1,270,697	—	(10,119)
Nickel Mining Company SAS		460,352	262,444	197,908	21,620	(13,309)
KOREA LNG LTD.		294,002	18,710	275,292	10,336	(9,376)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		95,188	35,265	59,923	27,825	(1,473)
PT. Batutua Tembaga Raya		319,372	301,825	17,547	—	—
PT. Wampu Electric Power		199,101	160,732	38,369	1,241	(2,287)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		64,576	36,904	27,672	18,977	487
Roy Hill Holdings Pty Ltd		9,772,190	7,017,242	2,754,948	—	245,789
POSCO-NPS Niobium LLC		749,836	—	749,836	—	9,079
CSP - Compania Siderurgica do Pecem		4,477,230	3,481,682	995,548	—	259,117
DMSA/AMSA		6,271,120	4,337,422	1,933,698	143,516	(146,012)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		706,326	336,008	370,318	210,276	265
KOBRASCO		192,205	10,114	182,091	22,439	11,927

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)

[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	607,966	1,043	606,923	—	(1,231)
SeAH Changwon Integrated Special Steel		1,293,143	568,639	724,504	971,557	23,403
POSCO PLANTEC CO., LTD		609,655	725,406	(115,751)	457,180	(330,819)
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co.,Ltd.		249,482	81,644	167,838	15,068	140
Chuncheon Energy Corp.		149,025	42,094	106,931	—	(2,389)
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Incheon-Gimpo Expressway Co., Ltd		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		154,695	137,471	17,224	21,518	(30,023)
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS		84,719	39,381	45,338	29,214	880

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.		1,300,951	7	1,300,944	76,114	118,007
Nickel Mining Company SAS		445,685	238,695	206,990	155,980	(45,748)
KOREA LNG LTD.		257,773	36	257,737	63,574	61,806
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		107,874	45,534	62,340	114,994	(5,783)
PT. Batutua Tembaga Raya		286,761	268,933	17,828	—	—
PT. Wampu Electric Power		201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,973	38,336	27,637	67,700	(403)
CAML RESOURCES PTY LTD.		136,112	41,768	94,344	146,909	(20,110)
Roy Hill Holdings Pty Ltd		9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC		762,719	—	762,719	—	25,935
CSP - Compania Siderurgica do Pecem		3,839,967	3,319,880	520,087	—	(721,937)
DMSA/AMSA		6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		703,408	327,391	376,017	936,590	1,162
KOBRASCO		187,823	31,094	156,729	94,169	62,248

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2016 are as follows:

Joint operations	Operation	Ownership (%)	Location

Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

11. Investment Property, Net

Changes in the carrying value of investment property for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the three-month period ended March 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending

Land	~~W~~	346,879	1,055	(36)	—	(370)	347,528
Buildings		696,526	620	—	(5,846)	(7,890)	683,410
Structures		1,819	1	—	(41)	(15)	1,764
Construction-in-progress		39,068	303	—	—	(628)	38,743

	~~W~~	1,084,292	1,979	(36)	(5,887)	(8,903)	1,071,445

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others(*2)	Ending

Land	~~W~~	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	~~W~~	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ~~W~~85 million are included.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the three-month period ended March 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending

Land	~~W~~	2,572,807	166	(178)	—	813	2,573,608
Buildings		5,165,725	3,781	(1,683)	(88,516)	9,902	5,089,209
Structures		2,949,413	8,585	(11)	(53,076)	4,928	2,909,839
Machinery and equipment		21,093,743	49,944	(5,102)	(532,052)	10,067	20,616,600
Vehicles		52,005	2,449	(635)	(4,335)	(85)	49,399
Tools		73,478	3,080	(101)	(6,776)	882	70,563
Furniture and fixtures		148,099	5,129	(69)	(13,360)	690	140,489
Finance lease assets		92,796	77,423	(9)	(3,412)	485	167,283
Construction-in-progress		2,374,789	404,050	(188)	—	(207,032)	2,571,619

	~~W~~	34,522,855	554,607	(7,976)	(701,527)	(179,350)	34,188,609

(*1)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others(*2)	Ending

Land	~~W~~	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	~~W~~	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

(*1)	Impairment loss on property, plant and equipment amounting to ~~W~~136,269 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the three-month period ended March 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending

Goodwill	~~W~~	1,461,954	—	—	—	—	(422)	1,461,532
Intellectual property rights		2,667,086	4,541	(2)	(51,067)	—	(4,763)	2,615,795
Premium in rental(*1)		127,949	62	(2,118)	(36)	(556)	131	125,432
Development expense		135,796	1,631	—	(13,661)	—	71	123,837
Port facilities usage rights		264,801	—	—	(3,818)	—	—	260,983
Exploratation and evaluation assets		151,144	30,563	—	—	—	(27,608)	154,099
Mining development assets		—	—	—	—	—	27,645	27,645
Customer relationships		559,809	—	—	(11,893)	—	348	548,264
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	13,780	(6)	(17,106)	112	(5,376)	489,214

	~~W~~	6,405,754	50,577	(2,126)	(97,581)	(444)	(9,974)	6,346,206

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes reclassifications, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending

Goodwill	~~W~~	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights		2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental(*1)		130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense		168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights		156,444	—	—	(11,810)	—	120,167	264,801
Exploratation and evaluation assets		92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships		641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	~~W~~	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes reclassifications, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

14. Other Assets

Other current assets and other non-current assets as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Advance payments	~~W~~	850,109	696,839
Prepaid expenses		159,269	107,379
Others		4,309	4,034

	~~W~~	1,013,687	808,252

Non-current
Long-term advance payment	~~W~~	3,309	3,467
Long-term prepaid expenses		393,834	403,536
Net defined benefit asset		7,298	—
Others(*1)		219,549	221,997

	~~W~~	623,990	629,000

(*1)	As of March 31, 2016 and December 31, 2015, the Company recognized tax assets amounting to ~~W~~127,482 million and ~~W~~132,489 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Interest rate (%)	March 31, 2016		December 31, 2015
Short-term borrowings
Bank overdrafts	Bank of America and others	0.3~5.0	~~W~~	75,498	129,891
Short-term borrowings	HSBC and others	0.1~11.2		8,215,672	8,285,869

				8,291,170	8,415,760

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,589,035	1,318,276
Current portion of foreign loan(*1)	NATIXIS	2.0		409	401
Current portion of debentures	Korea Development Bank and others	0.9~5.9		1,896,422	2,637,614

Less: Current portion of discount on debentures issued				(556)	(1,019)

				3,485,310	3,955,272

			~~W~~	11,776,480	12,371,032

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Interest rate (%)	March 31, 2016		December 31, 2015

Long-term borrowings	Export-Import Bank of Korea and others	0.4~9.8	~~W~~	6,230,999	6,814,753
Less: Present value discount				(60,791)	(76,828)
Foreign loan	—	—		—	200
Debentures	Korea Development Bank and others	1.4~6.3		6,077,752	6,134,132
Less: Discount on debentures issued				(21,420)	(23,058)

			~~W~~	12,226,540	12,849,199

(c)	Property, plant and equipment including investment property, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~7,439,024 million, ~~W~~17,730 million (96 sheets of note receivable), ~~W~~60,728 million, ~~W~~24,118 million, ~~W~~83,378 million and ~~W~~154,120 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

16. Other Payables

Other payables as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Accounts payable	~~W~~	873,968	983,408
Accrued expenses		664,603	759,598
Dividend payable		532,909	6,453
Finance lease liabilities		26,314	26,876
Withholdings		337,063	352,758

	~~W~~	2,434,857	2,129,093

Non-current
Long-term accounts payable	~~W~~	22,856	22,665
Long-term accrued expenses		31,483	30,221
Finance lease liabilities		93,574	14,409
Long-term withholdings		67,934	67,175

	~~W~~	215,847	134,470

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Derivatives liabilities	~~W~~	116,397	117,841
Financial guarantee liabilities		64,884	84,276

	~~W~~	181,281	202,117

Non-current
Derivatives liabilities	~~W~~	34,681	37,661
Financial guarantee liabilities		36,071	17,035

	~~W~~	70,752	54,696

18. Provisions

(a)	Provisions as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016			December 31, 2015
	Current		Non-current	Current	Non-current

Provision for bonus payments	~~W~~	26,400	—	42,602	—
Provision for construction warranties		18,067	66,982	10,656	70,790
Provision for legal contingencies and claims(*1)		452	51,932	—	52,610
Provision for the restoration(*2)		16,682	23,036	15,569	26,357
Others(*3,4)		59,960	77,213	33,493	71,935

	~~W~~	121,561	219,163	102,320	221,692

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~31,829 million and ~~W~~32,220 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of March 31, 2016 and December 31, 2015, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.36% to assess present value of these costs.
(*3)	As of March 31, 2016 and December 31, 2015, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~45,697 million and ~~W~~41,638 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.
(*4)	As of March 31, 2016 and December 31, 2015, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

1)	For the three-month period ended March 31, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending

Provision for bonus payments	~~W~~	42,602	10,092	(25,632)	(289)	(373)	26,400
Provision for construction warranties		81,446	6,923	(3,013)	(286)	(21)	85,049
Provision for legal contingencies and claims		52,610	191	—	(77)	(340)	52,384
Provision for the restoration		41,926	388	(2,522)	—	(74)	39,718
Others		105,428	34,337	(2,954)	(3,016)	3,378	137,173

	~~W~~	324,012	51,931	(34,121)	(3,668)	2,570	340,724

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending

Provision for bonus payments	~~W~~	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provision for the restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	~~W~~	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Expense related to post-employment benefit plans under defined contribution plans	~~W~~	7,685	6,874

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statement of financial position as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Present value of funded obligations	~~W~~	1,720,574	1,702,735
Fair value of plan assets(*1)		(1,511,518)	(1,532,090)
Present value of non-funded obligations		15,618	11,380

Net defined benefit liabilities	~~W~~	224,674	182,025

(*1)	As of March 31, 2016, the Company recognized net defined benefit assets amounting to ~~W~~7,298 million since there is a subsidiary whose fair value of plan assets exceeds present value of the defined benefit obligations (Note 14).

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Defined benefit obligation at the beginning of period	~~W~~	1,714,115	1,718,243
Current service costs		58,999	239,508
Interest costs		10,056	47,039
Remeasurements		17,878	(63,364)
Benefits paid		(66,256)	(157,983)
Others		1,400	(69,328)

Defined benefit obligation at the end of period	~~W~~	1,736,192	1,714,115

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Fair value of plan assets at the beginning of period	~~W~~	1,532,090	1,427,918
Interest on plan assets		9,548	41,145
Remeasurement of plan assets		(813)	(8,515)
Contributions to plan assets		26,092	243,082
Benefits paid		(54,928)	(127,808)
Others		(471)	(43,732)

Fair value of plan assets at the end of period	~~W~~	1,511,518	1,532,090

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Current service costs	~~W~~	58,999	65,732
Net interest costs		508	1,440

	~~W~~	59,507	67,172

20. Other Liabilities

Other liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Current
Due to customers for contract work	~~W~~	834,374	812,120
Advances received		945,233	780,357
Unearned revenue		11,430	11,684
Withholdings		169,511	153,562
Others		25,892	31,129

	~~W~~	1,986,440	1,788,852

Non-current
Unearned revenue	~~W~~	20,773	20,838
Others		60,557	56,935

	~~W~~	81,330	77,773

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Financial assets at fair value through profit or loss Derivatives assets held for trading	~~W~~	183,675	188,489
Available-for-sale financial assets		2,204,317	2,209,744
Held-to-maturity financial assets		23,451	23,379
Loans and receivables		20,205,038	20,601,109

	~~W~~	22,616,481	23,022,721

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	Financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	151,078	155,502

Financial liabilities measured at amortized cost
Trade accounts and note payable		2,963,925	3,136,446
Borrowings		24,003,020	25,220,231
Financial guarantee liabilities		100,955	101,311
Others		2,469,940	2,197,463

		29,537,840	30,655,451

	~~W~~	29,688,918	30,810,953

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2016 and 2015 were as follows:

☐	For the three-month period ended March 31, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	99,566	—	114,321	—	—	213,887	—
Available-for-sale financial assets		243	—	—	88	(29,491)	20,679	(8,481)	(3,001)
Held-to-maturity financial assets		105	—	—	—	—	9	114	—
Loans and receivables		52,180	—	(114,290)	(3,803)	—	(44)	(65,957)	—
Financial liabilities at fair value through profit or loss		—	(56,341)	—	(128,828)	—	—	(185,169)	—
Financial liabilities measured at amortized cost		(177,340)	—	73,641	—	—	(3,340)	(107,039)	—

	~~W~~	(124,812)	43,225	(40,649)	(18,222)	(29,491)	17,304	(152,645)	(3,001)

☐	For the three-month period ended March 31, 2015

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	65,036	—	78,316	—	—	143,352	—
Available-for-sale financial assets		653	—	—	2,554	(24,536)	37,972	16,643	10,696
Held-to-maturity financial assets		117	—	—	—	—	9	126	—
Loans and receivables		63,802	—	(25,078)	(3,942)	—	(40)	34,742	—
Financial liabilities at fair value through profit or loss		—	(62,045)	—	(50,179)	—	—	(112,224)	—
Financial liabilities measured at amortized cost		(214,344)	—	16,077	—	—	(6,607)	(204,874)	—

	~~W~~	(149,772)	2,991	(9,001)	26,749	(24,536)	31,334	(122,235)	10,696

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value

Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,830,300	1,830,300	1,854,784	1,854,784
Derivatives assets held for trading(*2)		183,675	183,675	188,489	188,489

		2,013,975	2,013,975	2,043,273	2,043,273

Assets measured at amortized cost(*3)
Cash and cash equivalents		4,480,381	4,480,381	4,870,185	4,870,185
Trade accounts and notes receivable, net		9,411,379	9,411,379	9,716,273	9,716,273
Loans and other receivables, net		6,313,278	6,313,278	6,014,651	6,014,651
Held-to-maturity financial assets		23,451	23,451	23,379	23,379

		20,228,489	20,228,489	20,624,488	20,624,488

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		151,078	151,078	155,502	155,502

Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		2,963,925	2,963,925	3,136,446	3,136,446
Borrowings		24,003,020	24,380,643	25,220,231	25,413,577
Financial guarantee liabilities		100,955	100,955	101,311	101,311
Others		2,469,940	2,469,940	2,197,463	2,197,463

	~~W~~	29,537,840	29,915,463	30,655,451	30,848,797

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rates.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of March 31, 2016 and December 31, 2015 are as follows:

☐	March 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial assets
Available-for-sale financial assets	~~W~~	1,449,918	—	380,382	1,830,300
Derivatives assets held for trading		—	84,167	99,508	183,675

	~~W~~	1,449,918	84,167	479,890	2,013,975

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	149,863	1,215	151,078

☐	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial assets
Available-for-sale financial assets	~~W~~	1,458,551	—	396,233	1,854,784
Derivatives assets held for trading		—	110,197	78,292	188,489

	~~W~~	1,458,551	110,197	474,525	2,043,273

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	147,384	8,118	155,502

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2016 and December 31, 2015 are as follows:

(Share, in Won)	March 31, 2016		December 31, 2015

Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2016, total shares of ADRs of 49,982,260, outstanding in overseas stock market, are equivalent to 12,495,565 shares of common stock.
(*2)	As of March 31, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,752	783,756
Other capital surplus		136,491	136,042

	~~W~~	1,384,068	1,383,623

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2016		December 31, 2015

Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bond as of March 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	Reset every 5 years as follows;	Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of March 31, 2016 amounts to ~~W~~2,488 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2016		December 31, 2015

Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of March 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-08-29 : 4.66%	Issue date ~ 2018-08-29 : 4.72%	Issue date ~ 2018-08-29 : 5.21%
	Reset every 5 years as follows;	Reset every 5 years as follows;	Reset every 5 years as follows;
	• After 5 years : return on government bond (5 years) + 1.39%	• After 5 years : return on government bond (5 years) + 1.45%	• After 5 years : return on government bond (5 years) + 1.55%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of March 31, 2016 amounts to ~~W~~1,938 million.

24. Reserves

Reserves as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015

Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(397,346)	(426,360)
Changes in unrealized fair value of available-for-sale investments		(41,553)	(38,294)
Currency translation differences		(93,948)	(109,646)
Others		(19,629)	(20,456)

	~~W~~	(552,476)	(594,756)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

25. Treasury Shares

As of March 31, 2016, the Company holds 7,191,077 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Wages and salaries	~~W~~	207,971	213,730
Expenses related to post-employment benefits		21,709	30,351
Other employee benefits		46,483	60,698
Travel		10,701	11,156
Depreciation		26,667	34,119
Amortization		36,577	51,841
Communication		2,809	3,146
Electricity expenses		2,093	2,721
Taxes and public dues		17,207	19,796
Rental		22,151	33,461
Repairs		2,947	2,608
Entertainment		3,573	4,455
Advertising		16,847	21,756
Research & development		20,789	24,822
Service fees		46,940	78,413
Supplies		1,942	2,588
Vehicles maintenance		2,475	3,011
Industry association fee		3,580	3,631
Conference		3,389	4,536
Contribution to provisions		3,196	3,846
Bad debt expenses (reversal of bad debt expenses)		(12,726)	6,594
Others		8,916	10,280

	~~W~~	496,236	627,559

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Freight and custody expenses	~~W~~	343,217	399,162
Operating expenses for distribution center		2,580	2,692
Sales commissions		20,949	14,636
Sales advertising		621	558
Sales promotion		3,800	4,781
Sample		781	751
Sales insurance premium		6,694	7,872
Contract cost		5,213	6,950
Others		1,577	1,399

	~~W~~	385,432	438,801

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Finance income
Interest income	~~W~~	52,528	64,571
Dividend income		20,679	37,972
Gain on foreign currency transactions		278,518	209,662
Gain on foreign currency translations		241,888	140,950
Gain on derivatives transactions		114,386	78,233
Gain on valuations of derivatives		125,357	73,938
Gain on disposals of available-for-sale financial assets		221	2,564
Others		718	796

	~~W~~	834,295	608,686

Finance costs
Interest expenses	~~W~~	177,340	214,343
Loss on foreign currency transactions		268,435	208,653
Loss on foreign currency translations		292,620	150,960
Loss on derivatives transactions		128,893	50,096
Loss on valuation of derivatives		82,132	70,947
Impairment loss on available-for-sale financial assets		29,491	24,536
Others		8,029	11,386

	~~W~~	986,940	730,921

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	19,353	163,209
Gain on disposals of investment in subsidiaries, associates and joint ventures		1,857	57
Gain on disposals of property, plant and equipment		11,184	6,858
Gain on insurance proceeds		1,779	4,988
Others		17,004	21,007

	~~W~~	51,177	196,119

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	—	11,996
Loss on disposals of property, plant and equipment		15,510	11,385
Impairment loss on property, plant and equipment		—	10,002
Contribution to provisions		14,689	8,045
Other bad debt expenses		2,721	35,974
Donations		14,798	16,576
Others		15,603	44,115

	~~W~~	63,321	138,093

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2016		March 31, 2015
Raw material used, changes in inventories and others	~~W~~	6,969,260	9,043,718
Employee benefits expenses		827,681	844,469
Outsourced processing cost		1,739,859	2,241,933
Electricity expenses		279,180	327,669
Depreciation expenses(*1)		707,414	720,859
Amortization expenses		97,581	95,090
Freight and custody expenses		343,217	399,162
Sales commissions		20,949	14,636
Loss on disposals of property, plant and equipment		15,510	11,385
Donations		14,798	16,576
Other expenses		849,305	792,268

	~~W~~	11,864,754	14,507,765

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

30. Income Taxes

The effective tax rate of the Company for the three-month periods ended March 31, 2016 and 2015 was 37.9% and 44.5%, respectively. The effective tax rate for the three-month period ended March 31, 2016 was higher than the statutory tax rate of 24.2% for the controlling company mainly due to the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments. The effective tax rate for the three-month period ended March 31, 2015 was higher than the statutory tax rate of 24.2% for the controlling company mainly due to the increase in deferred tax liabilities related to controlling company’s investment in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment.

31. Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in Won, except per share information)	March 31, 2016		March 31, 2015

Profit attribute to controlling interest	~~W~~	359,670,890,256	338,584,368,962
Interests of hybrid bonds		(8,400,426,066)	(8,111,100,867)

		351,270,464,190	330,473,268,095
Weighted-average number of common shares outstanding(*1)		79,995,736	79,993,057

Basic and diluted earnings per share	~~W~~	4,391	4,131

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	March 31, 2016	March 31, 2015

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,191,099)	(7,193,778)

Weighted-average number of common shares outstanding	79,995,736	79,993,057

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions between the controlling company and related parties for the three month periods ended March 31, 2016 and 2015 were as follows:

1)	For the three-month period ended March 31, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,542	16,603	—	111,588	—	12,362
POSCO Processing & Service		224,059	5,777	98,335	—	—	245
POSCO COATED & COLOR STEEL Co., Ltd.		73,942	2,559	—	—	3,244	32
POSCO ICT(*4)		301	91	—	24,311	6,629	44,307
eNtoB Corporation		—	—	58,783	635	20	3,538
POSCO CHEMTECH		89,070	12,582	128,022	2,236	69,939	1,785
POSCO ENERGY CO., LTD.		45,184	308	—	—	—	—
POSCO TMC Co., Ltd.		69,740	—	1	—	468	311
POSCO AST		75,633	1	—	—	8,503	744
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)(*5)		794,022	34,341	23,805	—	—	198
POSCO Thainox Public Company Limited		54,966	—	1,957	—	—	—
PT. KRAKATAU POSCO		—	—	3,140	—	—	—
POSCO America Corporation		124,816	—	—	—	—	—
POSCO Canada Ltd.		—	—	24,777	—	—	—
POSCO Asia Co., Ltd.		480,849	—	58,986	—	21	178
Qingdao Pohang Stainless Steel Co., Ltd.		24,538	—	—	—	—	229
POSCO JAPAN Co., Ltd.		272,231	—	5,691	368	28	152
POSCO MEXICO S.A. DE C.V.		78,000	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		101,482	—	—	—	—	—
Others		211,453	8,243	42,561	14,758	50,765	19,184

		2,721,828	80,505	446,058	153,896	139,617	83,265

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel(*6)		5	—	452	—	138	—
POSCO PLANTEC Co., Ltd.(*6)		1,096	20	832	43,309	4,017	2,735
SNNC		1,225	166	107,790	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,855	—	—	—	—	—
Others		3,646	3,070	12,815	—	—	—

		13,827	3,256	121,889	43,309	4,155	2,735

	~~W~~	2,735,655	83,761	567,947	197,205	143,772	86,000

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2016, the Company provided guarantees to related parties (Note 33).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the period ended March 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO CORPORATION.
(*6)	During the period ended December 31, 2015, it was reclassified from a subsidiary to an associate.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	For the three-month period ended March 31, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	925	64	19	157,537	1,286	22,005
POSCO Processing & Service		279,876	—	144,443	—	—	1,307
POSCO COATED & COLOR STEEL Co., Ltd.		101,441	—	—	—	3,267	24
POSCO ICT		294	4	—	35,250	7,435	44,453
eNtoB Corporation		—	—	77,990	527	26	5,550
POSCO CHEMTECH		128,365	11,800	133,444	1,733	74,784	372
POSCO ENERGY CO., LTD.		47,602	302	—	—	—	13
POSCO TMC Co., Ltd.		54,534	—	—	—	259	279
POSCO AST		105,115	3	2,775	—	8,872	35
POSHIMETAL Co., Ltd.		3,171	34	37,133	—	—	33
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)		897,936	34,335	11,713	—	—	—
SeAH Changwon Integrated Special Steel		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.		2,373	18	878	27,827	5,626	5,655
POSCO Thainox Public Company Limited		71,957	10	1,869	—	—	—
PT. KRAKATAU POSCO		—	—	83,636	—	—	—
POSCO America Corporation		175,927	—	—	—	—	36
POSCO Canada Ltd.		—	—	32,997	—	—	—
POSCO Asia Co., Ltd.		465,146	—	50,819	—	—	92
Qingdao Pohang Stainless Steel Co., Ltd.		36,729	—	—	—	—	—
POSCO JAPAN Co., Ltd.		266,240	9,383	5,223	957	—	269
POSCO MEXICO S.A. DE C.V.		77,743	152	—	—	—	—
POSCO Maharashtra Steel Private Limited		102,395	—	—	—	—	—
Others		227,151	5,343	62,371	25,199	53,414	23,781

		3,047,731	238,352	653,549	249,030	155,484	103,979

Associates and joint ventures
SNNC		638	206	97,176	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	13,933	—	—	—
CSP - Compania Siderurgica do Pecem		3,358	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		6,306	—	—	—	—	—
Others		2,123	6,429	380	—	—	—

		12,425	6,635	111,489	—	—	—

	~~W~~	3,060,156	244,987	765,038	249,030	155,484	103,979

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2016 and December 31, 2015 are as follows:

1)	March 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	51	20,348	20,399	—	35,648	497	36,145
POSCO Processing & Service		85,627	5,985	91,612	10,726	531	—	11,257
POSCO COATED & COLOR STEEL Co., Ltd.		38,748	81	38,829	—	5	1,944	1,949
POSCO ICT		—	207	207	845	45,127	5,925	51,897
eNtoB Corporation		—	—	—	10,325	7,093	14	17,432
POSCO CHEMTECH		29,180	11,849	41,029	54,863	11,483	20,206	86,552
POSCO ENERGY CO., LTD.		14,978	3,151	18,129	—	—	1,945	1,945
POSCO TMC Co., Ltd.		72,196	39	72,235	—	47	261	308
POSCO AST		31,933	67	32,000	—	1,368	3,708	5,076
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)		83,550	34,341	117,891	187	—	48	235
POSCO Thainox Public Company Limited		54,963	—	54,963	—	—	—	—
POSCO America Corporation		33,088	—	33,088	—	—	—	—
POSCO Asia Co., Ltd.		353,336	124	353,460	5,464	—	—	5,464
Qingdao Pohang Stainless Steel Co., Ltd.		17,793	—	17,793	—	229	—	229
POSCO MEXICO S.A. DE C.V.		106,884	—	106,884	—	—	—	—
POSCO Maharashtra Steel Private Limited		168,211	28	168,239	—	—	—	—
Others		133,271	10,292	143,563	8,012	21,275	23,720	53,007

		1,223,809	86,512	1,310,321	90,422	122,806	58,268	271,496

Associates and joint ventures
SeAH Changwon Integrated Special Steel		—	—	—	99	—	71	170
POSCO PLANTEC Co., Ltd.		141	20	161	2,166	17,482	18	19,666
SNNC		256	29	285	26,625	—	—	26,625
Others		700	12	712	—	—	—	—

		1,097	61	1,158	28,890	17,482	89	46,461

	~~W~~	1,224,906	86,573	1,311,479	119,312	140,288	58,357	317,957

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2016 and 2015 were as follows:

1)	For the three-month period ended March 31, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	6,444	—	10,654	—
POSCO PLANTEC Co., Ltd.		3,042	—	41	1,143
New Songdo International City Development, LLC		48,412	—	—	8
SNNC		5,570	—	10,084	374
Posco e&c Songdo International Building		1,411	—	—	6,424
VSC POSCO Steel Corporation		8,379	—	452	—
USS-POSCO Industries		70,909	—	160	—
CSP - Compania Siderurgica do Pecem		87,990	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,664	—	19,116	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	10,264	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		3,149	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,195	—	15	—
Zhangjiagang Pohang Refractories Co., Ltd.		92	14	193	549
Sebang Steel		—	—	5,210	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		22,184	—	3,116	—
DMSA/AMSA		—	—	30,367	—
South-East Asia Gas Pipeline Company Ltd.		—	51,925	—	—
Others		164,031	2,279	5,896	147

	~~W~~	444,472	54,218	95,568	8,645

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	For the three-month period ended March 31, 2015

(in millions of Won)	Sales and others			Purchase and others
				Purchase of
	Sales		Others	material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	108,182	—	—	21
SNNC		8,608	38	—	46,837
Posco e&c Songdo International Building		1,553	—	—	6,383
VSC POSCO Steel Corporation		2,637	—	1,197	3
USS-POSCO Industries		120,398	—	72	—
CSP - Compania Siderurgica do Pecem		257,745	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,846	—	4,913	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,658	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,934	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,171	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		305	7	5,610	—
Sebang Steel		—	—	9,292	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		58,386	—	—	—
DMSA/AMSA		7	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	7,390	—	—
Others		8,674	563	99	845

	~~W~~	601,446	7,998	23,841	54,089

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2016 and December 31, 2015 are as follows:

1)	March 31, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	6,959	—	—	6,959	3,281	21	3,302
POSCO PLANTEC Co., Ltd.		1,459	—	12	1,471	1,326	8,930	10,256
New Songdo International City Development, LLC		132,415	—	25,965	158,380	—	13	13
Posco e&c Songdo International Building		5,769	—	13,380	19,149	—	—	—
VSC POSCO Steel Corporation		8,879	—	—	8,879	—	—	—
USS-POSCO Industries		99,852	—	—	99,852	45	—	45
Nickel Mining Company SAS		140	46,140	90	46,370	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,704	57,675	666	122,045	149	4,266	4,415
CSP - Compania Siderurgica do Pecem		485,990	—	104,119	590,109	—	182,311	182,311
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		708	10,612	7	11,327	2,240	—	2,240
PT. Batutua Tembaga Raya		—	36,249	—	36,249	45	—	45
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,601	11,535	53	17,189	17	—	17
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		80,607	—	—	80,607	—	—	—
DMSA/AMSA		—	78,438	3,922	82,360	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	275,768	43,996	319,764	—	—	—
Others		276,868	57,275	15,383	349,526	5,119	18,055	23,174

	~~W~~	1,168,951	573,692	207,593	1,950,236	12,222	213,596	225,818

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	December 31, 2015

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP - Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	52,034	13,648	258,303	12,591	21,181	33,772

	~~W~~	1,157,216	571,354	158,493	1,887,063	27,310	172,215	199,525

(e)	The details of significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

1)	For the three-month period ended March 31, 2016

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	—	—	26,000
DMSA/AMSA(*1)		99,854	—	—	(21,415)	78,439
South-East Asia Gas Pipeline Company Ltd.		283,954	—	(3,859)	(4,327)	275,768
PT. Batutua Tembaga Raya		36,830	—	—	(581)	36,249
PT. Tanggamus Electric Power		2,359	—	—	(38)	2,321
PT. Wampu Electric Power		4,454	—	—	(71)	4,383
PT. POSMI Steel Indonesia		4,688	—	—	(74)	4,614
Nickel Mining Company SAS		17,580	30,046	—	(1,486)	46,140
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,889	—	(328)	11,304
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	(925)	57,675
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	—	(170)	10,612
Hamparan Mulia		3,516	—	—	(55)	3,461
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,274	—	—	(83)	5,191
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	—	(185)	11,535

	~~W~~	571,354	35,935	(3,859)	(29,738)	573,692

(*1)	During the period ended March 31, 2016, loans amounting to ~~W~~20,926 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending

Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	—	—	26,000
DMSA/AMSA(*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulia		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720

	~~W~~	617,060	26,445	(38,584)	(33,567)	571,354

(*1)	During the year ended December 31, 2015, loans amounting to ~~W~~72,430 have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(f)	For the three-month periods ended March 31, 2016 and 2015, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Short-term benefits	~~W~~	27,148	32,228
Long-term benefits		3,864	6,702
Retirement benefits		4,614	9,136

	~~W~~	35,626	48,066

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

33. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2016 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	169,019	USD	131,874,750	152,118
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co., Ltd.(SPC)	THB	5,501,000,000	180,048	THB	5,501,000,000	180,048
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	96,645	USD	83,784,000	96,645
	POSCO Asia Co., Ltd.	BOA and others	USD	335,000,000	386,423	USD	272,000,000	313,751
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	652,961	USD	452,262,100	521,686
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	328,431	USD	234,725,000	270,756
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	408,744	USD	354,351,050	408,744
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	74,978	USD	32,500,000	37,489
	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	74,978	USD	65,000,000	74,978
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	226,086	USD	196,000,000	226,086
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,557,574	USD	1,234,532,175	1,424,032
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	149,955	USD	130,000,000	149,955
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)	Daewoo International INDIA Private Ltd.	Shinhan Bank and others	USD	50,000,000	57,675	USD	32,949,219	38,007
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,419	USD	12,500,000	14,419
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	12,000,000	13,842	USD	12,000,000	13,842
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,902	USD	14,652,750	16,902
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	59,500,000	68,633	USD	59,500,000	68,633
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	EPC EQUITIES LLP	SG BANK SEOUL and others	USD	59,000,000	68,057	USD	59,000,000	68,057
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	169,565	USD	142,500,000	164,374
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,033	USD	16,500,000	19,033
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	115,350	USD	100,000,000	115,350
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	USD	2,163,000	2,495	USD	2,163,000	2,495
	SANTOS CMI INC. USA	Citi New York	USD	8,000,000	9,228	USD	8,000,000	9,228
	SANTOSCMI S.A.	Citi Ecuador	USD	3,000,000	3,461	USD	1,500,000	1,730

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	2,100,000	2,422	USD	2,100,000	2,422
POSCO ENGINEERING Co., Ltd.	POSCO ENGINEERING(THAILAND) CO., LTD.	HSBC	USD	16,000,000	18,456	USD	16,000,000	18,456
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,768	USD	5,000,000	5,768
POSCO M-TECH	PT. POSCO MTECH INDONESIA	POSCO Asia Co., Ltd.	USD	12,500,000	14,419	USD	12,500,000	14,419
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,787	USD	3,989,741	4,602
	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	38,758	USD	27,294,118	31,484
POSCO Processing & Service	POSCO Canada Ltd.	KDB Bank	USD	9,051,263	10,441	USD	8,620,250	9,943
	POSCO Gulf SFC LLC	KEB Bank and others	USD	33,000,000	38,066	USD	29,500,000	34,028
	Pos-Sea Pte Ltd	Woori Bank	USD	10,000,000	11,535	USD	9,600,000	11,074
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	7,068	USD	6,127,060	7,068
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,266,442	2,614	USD	2,266,442	2,614
POSCO E&C CHINA CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank	USD	17,000,000	19,610	USD	17,000,000	19,610
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,850,000,000	328,727	CNY	1,604,614,736	285,124
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	The Bank of Yokohama, Ltd. and others	JPY	22,867,510	235	JPY	22,867,510	235
	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	745,600,000	7,650	JPY	745,600,000	7,650
SANTOS CMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	670,000	773	USD	570,000	657
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	16,134	USD	13,986,947	16,134
POSCO Energy CO., LTD	PT. Krakatau Posco Energy	Export-Import Bank of Korea and others	USD	193,900,000	223,664	USD	169,724,685	195,777
POSCO-India Pune Processing Center. Pvt. Ltd.	POSCO India Steel Distribution Center Private Ltd.	HSBC	INR	13,600,000	236	INR	13,600,000	236

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(in millions of Won) Guarantee limit			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent

[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	484,472	USD	382,676,413	441,419
		BNDES	BRL	464,060,000	148,731	BRL	332,807,261	106,665
	LLP POSUK Titanium	KB Bank	USD	15,000,000	17,303	USD	15,000,000	17,303
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	8,225,000	9,488	USD	8,225,000	9,488
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo City Development, LLC	Others	KRW	696,600	696,600	KRW	689,100	689,100
POSCO ICT	INCHEON GIMPO EXPRESSWAY CO.,LTD	KDB Bank	KRW	100,000	100,000	KRW	100,000	100,000
	UI TRANS CORPORATION	KB Bank	KRW	76,000	76,000	KRW	76,000	76,000
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	4,500,000	5,191	USD	4,500,000	5,191
DAEWOO (CHINA) CO., LTD.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	5,331	CNY	30,000,000	5,331
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	8,885	CNY	50,000,000	8,885
[Others]
POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea and others	USD	142,152,727	163,973	USD	74,666,981	86,128
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	834,350	834,350	KRW	503,322	503,322
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	57,675	USD	50,000,000	57,675
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	KRW	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	295,420	295,420	KRW	177,587	177,587
	BLT Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,823,015	1,823,015	KRW	1,823,015	1,823,015
POSCO ENGINEERING Co., Ltd.	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	22,440	22,440	KRW	11,894	11,894
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,094	AUD	8,023,765	7,094
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS INFRA AUTO	Shinhan Bank	CNY	2,925,000	520	CNY	2,242,500	398
		KDB Bank	USD	405,000	467	USD	405,000	467

			USD	5,062,440,489	5,839,538	USD	4,508,046,681	5,200,037
			KRW	3,887,400	3,887,400	KRW	3,420,493	3,420,493
			CNY	1,932,925,000	343,463	CNY	1,686,857,236	299,738
			THB	5,501,000,000	180,048	THB	5,501,000,000	180,048
			JPY	768,467,510	7,885	JPY	768,467,510	7,885
			AUD	8,023,765	7,094	AUD	8,023,765	7,094
			BRL	464,060,000	148,731	BRL	332,807,261	106,665
			INR	13,600,000	236	INR	13,600,000	236

(b)	POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided completion guarantees for Samsung C&T Corporation amounting to ~~W~~1,060,465 million while Samsung C&T Corporation has provided construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~718,338 million as of March 31, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of March 31, 2016 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2016, 157 million tons of iron ore and 24 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2016, POSCO entered into a commitment with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to POSCO’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2016, the ending balance of the borrowing amounts to USD 12.35 million.

POSCO has provided a supplemental funding agreement to POSCO Energy Co., Ltd., as the largest shareholder, at the request of the creditors including Norddeutsche Landesbank, to guarantee successful funding for construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of March 31, 2016, POSCO ENGINEERING & CONSTRUCTION Co., LTD. has comprehensive loan agreements of up to ~~W~~203.5 billion and USD 218 million with Woori Bank and ~~W~~90 billion and USD 800 million with Korea Exchange Bank. Also, POSCO E&C Co.,Ltd. has bank overdraft agreements of up to ~~W~~20 billion with Woori Bank which is included in the limit of comprehensive loan agreements and ~~W~~3 billion with Korea Exchange Bank.

POSCO ICT	As of March 31, 2016, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ~~W~~69,766 million and ~~W~~55,220 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

(d)	Litigation in progress

The Company is involved in 191 lawsuits and claims for alleged damages aggregating to ~~W~~642.2 billion as defendant as of March 31, 2016, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~31.8 billion for 9 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 182 lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO CORPORATION (formerly, Daewoo International Corporation)	As of March 31, 2016, Daewoo International Corporation has provided thirty-five blank promissory notes and sixteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2016, POSCO E&C Co., Ltd. has provided thirty-five blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

POSCO ICT	As of March 31, 2016, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

34. Cash Flows from Operating Activities

Adjustments for operating cash flows for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Trade accounts and notes receivable	~~W~~	359,908	(169,299)
Other receivables		77,888	375,770
Inventories		310,155	290,255
Other current assets		(172,168)	(20,608)
Other non-current assets		(11,478)	(7,038)
Trade accounts and notes payable		(214,364)	(266,876)
Other payables		(51,392)	(82,562)
Other current liabilities		134,613	(61,490)
Provisions		(34,405)	(76,373)
Payment of severance benefits		(66,256)	(78,319)
Plan assets		28,836	16,336
Other non-current liabilities		8,201	(9,280)

	~~W~~	369,538	(89,484)

35. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, trading, construction and others. The steel segment includes production of steel products and revenue of such products. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

Segment assets, liabilities and profit (loss) are measured based on separate financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) of the subsidiaries that organize reportable operating segments.

(a)	Information about reportable segments for the three-month periods ended March 31, 2016 and 2015 were as follows:

1)	For the three-month period ended March 31, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total

External revenues	~~W~~	6,234,549	3,972,721	1,590,756	663,173	12,461,199
Internal revenues		3,817,101	2,174,805	200,557	587,556	6,780,019
Inter segment revenue		2,201,202	1,196,420	174,749	561,013	4,133,384
Total revenues		10,051,650	6,147,526	1,791,313	1,250,729	19,241,218
Segment profits (loss)		314,451	95,971	(37,502)	18,720	391,640

2)	For the three-month period ended March 31, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total

External revenues	~~W~~	7,346,619	4,844,768	2,037,986	871,539	15,100,912
Internal revenues		4,416,959	2,158,138	396,957	686,770	7,658,824
Inter segment revenue		2,370,895	1,122,252	334,248	661,073	4,488,468
Total revenues		11,763,578	7,002,906	2,434,943	1,558,309	22,759,736
Segment profits (loss)		351,597	94,840	(81,599)	62,024	426,862

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015

Total profit for reportable segments	~~W~~	391,640	426,862
Corporate fair value adjustments		(21,212)	(31,453)
Elimination of inter-segment profits		(32,062)	(60,209)
Income tax expense		206,528	268,904

Profit before income tax expense	~~W~~	544,894	604,104

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2016, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

1

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2015, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2016, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2015, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

May 13, 2016

This report is effective as of May 13, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)		March 31,		December 31,
	Notes	2016		2015
Assets
Cash and cash equivalents	20	~~W~~	1,689,432	1,634,106
Trade accounts and notes receivable, net	4,14,20,31		2,552,383	2,740,104
Other receivables, net	5,20,31		275,171	246,431
Other short-term financial assets	6,20		3,469,048	3,326,012
Inventories	7,28		3,146,408	3,427,011
Assets held for sale	8		25,892	25,892
Other current assets	13		47,704	28,083

Total current assets			11,206,038	11,427,639

Long-term trade accounts and notes receivable, net	4,20		18,194	19,895
Other receivables, net	5,20		94,383	93,757
Other long-term financial assets	6,20		1,796,916	1,804,374
Investments in subsidiaries, associates and joint ventures	9		15,752,656	15,737,287
Investment property, net	10		86,405	86,752
Property, plant and equipment, net	11		21,578,715	21,514,150
Intangible assets, net	12		497,853	490,762
Other long-term assets	13		125,523	134,793

Total non-current assets			39,950,645	39,881,770

Total assets		~~W~~	51,156,683	51,309,409

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2016 and December 31, 2015

(Unaudited)

(in millions of Won)		March 31,		December 31,
	Notes	2016		2015
Liabilities
Trade accounts and notes payable	20,31	~~W~~	592,334	577,856
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,541,616	1,985,722
Other payables	15,20,31		1,288,725	946,735
Other financial liabilities	16,20		23,104	25,676
Current income tax liabilities			244,301	227,569
Provisions	17		19,977	22,840
Other current liabilities	19		32,985	31,281

Total current liabilities			3,743,042	3,817,679

Long-term borrowings, excluding current installments	14,20		3,247,253	3,303,105
Other payables	15,20		113,978	37,656
Other financial liabilities	16,20		77,899	81,496
Defined benefit liabilities, net	18		26,909	10,472
Deferred tax liabilities			1,009,036	994,867
Provisions	17,32		18,688	21,954
Other non-current liabilities	19		16,387	16,623

Total non-current liabilities			4,510,150	4,466,173

Total liabilities			8,253,192	8,283,852

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,170,090	1,247,581
Hybrid bonds	22		996,919	996,919
Reserves	23		(33,599)	(30,018)
Treasury shares	24		(1,533,875)	(1,533,898)
Retained earnings			41,821,553	41,862,570

Total equity			42,903,491	43,025,557

Total liabilities and equity		~~W~~	51,156,683	51,309,409

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2016		March 31, 2015
Revenue	31	~~W~~	5,767,132	6,787,607
Cost of sales	7,28,31		(4,765,402)	(5,712,062)

Gross profit			1,001,730	1,075,545
Selling and administrative expenses	25,28,31
Administrative expenses			(195,850)	(213,239)
Selling expenses			(223,766)	(240,599)

Operating profit			582,114	621,707

Finance income and costs	20,26
Finance income			282,959	358,842
Finance costs			(242,184)	(143,190)

Other non-operating income and expenses	27,31
Other non-operating income			18,447	13,629
Other non-operating expenses	28		(80,032)	(118,785)

Profit before income tax			561,304	732,203
Income tax expense	29		(115,393)	(232,443)

Profit			445,911	499,760
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans, net of tax	18		4,128	(35,807)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		(3,581)	28,112

Total comprehensive income		~~W~~	446,458	492,065

Basic and diluted earnings per share (in Won)	30		5,469	6,146

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)	Share		Capital	Hybrid		Treasury	Retained
	capital		surplus	Bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Comprehensive income:
Profit		—	—	—	—	—	499,760	499,760
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(35,807)	(35,807)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	28,112	—	—	28,112
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)
Disposal of treasury shares		—	2	—	—	8	—	10

Balance as of March 31, 2015	~~W~~	482,403	1,247,618	996,919	122,154	(1,534,449)	41,162,202	42,476,847

Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	445,911	445,911
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	4,128	4,128
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(3,581)	—	—	(3,581)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Business combination		—	(77,487)	—	—	—	—	(77,487)
Interest of hybrid bonds		—	—	—	—	—	(11,082)	(11,082)
Disposal of treasury shares		—	(4)	—	—	23	—	19

Balance as of March 31, 2016	~~W~~	482,403	1,170,090	996,919	(33,599)	(1,533,875)	41,821,553	42,903,491

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)		March 31,		March 31,
	Notes	2016		2015
Cash flows from operating activities
Profit		~~W~~	445,911	499,760
Adjustments for:
Costs for defined benefit plans			28,027	32,658
Depreciation			505,996	507,334
Amortization			18,339	17,323
Finance income			(203,309)	(317,678)
Finance costs			183,379	104,228
Loss on valuation of inventories			13,250	14,504
Gain on disposal of property, plant and equipment			(10,593)	(1,679)
Loss on disposal of property, plant and equipment			24,485	19,360
Impairment loss on investments in subsidiaries, associates and joint ventures			34,426	20,072
Gain on disposal of assets held for sale			—	(1,683)
Loss on disposal of assets held for sale			—	20,133
Impairment loss on assets held for sale			—	11,996
Income tax expense			115,393	232,443
Others			2,977	5,226
Changes in operating assets and liabilities	33		461,157	431,648
Interest received			26,221	29,246
Interest paid			(38,705)	(57,424)
Dividends received			6,194	413,277
Income taxes paid			(75,458)	(128,818)

Net cash provided by operating activities		~~W~~	1,537,690	1,851,926

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(in millions of Won)	Notes	March 31, 2016		March 31, 2015
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	4,647,219	1,196,840
Proceeds from disposal of available-for-sale investments			725	—
Decrease in short-term loans			—	4,234
Decrease in long-term loans			—	270
Proceeds from disposal of intangible assets			1,011	1,203
Proceeds from disposal of assets held for sale			—	355,524
Proceeds from business combination			316	—
Acquisition of short-term financial investments			(4,789,506)	(2,261,681)
Acquisition of available-for-sale investments			(7,513)	(688)
Increase in short-term loans			—	(65,208)
Acquisition of investment in subsidiaries, associates and joint ventures			(49,165)	(349,643)
Acquisition of investment property			—	(146)
Acquisition of property, plant and equipment			(407,904)	(429,430)
Payment for disposal of property, plant and equipment			(3,933)	(12,207)
Acquisition of intangible assets			(1,778)	(9,478)

Net cash used in investing activities		~~W~~	(610,528)	(1,570,410)

Cash flows from financing activities
Proceeds from borrowings			77,949	1,354
Increase in long-term financial liabilities			1,513	1,537
Repayment of borrowings			(918,124)	(116,705)
Decrease in long-term financial liabilities			(1,473)	(1,074)
Payment of cash dividends			(20)	(20)
Payment of interest of hybrid bonds			(10,870)	(10,751)

Net cash used in financing activities		~~W~~	(851,025)	(125,659)

Changes in cash due to foreign currency translation			(20,811)	—

Net increase in cash and cash equivalents			55,326	155,857

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,634,106	1,742,767

Cash and cash equivalents at end of the period		~~W~~	1,689,432	1,898,624

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2016

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through five of its overseas liaison offices.

As of March 31, 2016, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2015. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2015.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting”, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2015.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Trade accounts and notes receivable	~~W~~	2,563,394	2,749,056
Less: Allowance for doubtful accounts		(11,011)	(8,952)

	~~W~~	2,552,383	2,740,104

Non-current
Trade accounts and notes receivable	~~W~~	27,976	30,034
Less: Present value discount		(7,495)	(7,852)
Less: Allowance for doubtful accounts		(2,287)	(2,287)

	~~W~~	18,194	19,895

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~51,249 million as of March 31, 2016. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Other accounts receivable	~~W~~	263,810	233,415
Others		11,681	13,341
Less: Allowance for doubtful accounts		(320)	(325)

	~~W~~	275,171	246,431

Non-current
Long-term loans	~~W~~	24,464	24,293
Long-term other accounts receivable		67,011	66,541
Others		2,908	2,923

	~~W~~	94,383	93,757

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Short-term derivative assets	~~W~~	13,341	12,591
Available-for-sale securities (bonds)		15,000	15,000
Short-term financial instruments(*1)		3,433,471	3,291,828
Cash deposits(*2)		7,236	6,593

	~~W~~	3,469,048	3,326,012

Non-current
Long-term derivative assets	~~W~~	99,508	78,292
Available-for-sale securities (equity instruments)		1,694,408	1,723,082
Available-for-sale securities (others)		2,968	2,967
Cash deposits(*3)		32	33

	~~W~~	1,796,916	1,804,374

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of March 31, 2016 and December 31, 2015.
(*2)	Deposits amounting to ~~W~~7,236 million and ~~W~~6,593 million as of March 31, 2016 and December 31, 2015, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Available-for-sale equity securities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016								December 31, 2015
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available-for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.82	~~W~~	15,633	60,276	44,643	—	60,276	57,359
Nippon Steel & Sumitomo Metal Corporation	23,835,200	2.51		719,622	528,726	(190,896)	—	528,726	559,740
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	157,301	27,620	(213,825)	157,301	129,681
Shinhan Financial group Inc.	4,369,881	0.92		228,778	176,980	54,344	(106,142)	176,980	172,829
KB Financial group Inc.(*1)	11,590,550	3.00		536,516	369,159	—	(167,357)	369,159	384,227
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999	8,835	443	(16,607)	8,835	9,279
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	21,375	18,848	(6,403)	21,375	20,748
Others (10 companies)(*1)				92,110	65,772	14,591	(40,929)	65,772	60,617

				1,970,094	1,388,424	(30,407)	(551,263)	1,388,424	1,394,480

Non-marketable equity securities
Congonhas Minerios S.A.(*3)	3,658,394	2.02		221,535	207,367	(14,168)	—	207,367	221,535
Poongsan Special Metal Corp.(*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*2)	1,000,000	8.81		5,000	1,350	—	(3,650)	1,350	5,000
Others (40 companies)(*2,4)				227,677	89,610	250	(138,317)	89,610	94,410

				461,869	305,984	(13,918)	(141,967)	305,984	328,602

			~~W~~	2,431,963	1,694,408	(44,325)	(693,230)	1,694,408	1,723,082

(*1)	The Company has recognized ~~W~~15,068 million, ~~W~~432 million of impairment loss on securities of KB Financial Group Inc., Steel Flower Co., Ltd., respectively, due to prolonged decline in the fair value of these securities during the period ended March 31, 2016.
(*2)	The Company has recognized ~~W~~5,286 million, ~~W~~3,650 million and ~~W~~2,426 million of impairment loss on securities of Troika Foreign Resource Development Fund, Intellectual Discovery and Miju Steel MFG Co., Ltd., respectively, due to significant decline in the fair value of these securities during the period ended March 31, 2016.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

7. Inventories

Inventories as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Finished goods	~~W~~	677,252	717,320
Semi-finished goods		886,035	964,062
By-products		5,366	5,983
Raw materials		598,068	656,117
Fuel and materials		540,225	523,796
Materials-in-transit		452,163	574,409
Others		549	578

		3,159,658	3,442,265
Less: Allowance for inventories valuation		(13,250)	(15,254)

	~~W~~	3,146,408	3,427,011

The amount of loss valuation on inventories recognized within cost of sales during the three-month period ended March 31, 2016 and the year ended December 31, 2015 were ~~W~~13,250 million and ~~W~~15,254 million, respectively.

8. Assets Held for Sale

Assets held for sale as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Property, plant and equipment(*1)	~~W~~	25,892	25,892

(*1)	During the period ended December 31, 2015, the Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)			March 31, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO CORPORATION (formerly, Daewoo International Co., Ltd.)(*1)	Korea	Trading	60.31	~~W~~	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO Green Gas Technology(*2)	Korea	Gas production and sales	100.00		682,600	682,600
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing & Service	Korea	Steel sales and trading	96.01		624,678	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	57.25		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*3)	Korea	Packing materials manufacturing and sales	48.85		53,651	53,651
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.90		45,273	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Refuse derived fuel and power generation	70.00		30,148	30,148
Others (9 companies)					159,755	162,547

					7,097,176	7,099,968

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		624,208	623,258
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		553,524	536,860
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited(*5)	Thailand	Stainless steel manufacturing and sales	84.93		249,340	251,812
POSCO SS-VINA	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,069	180,069
POSCO America Corporation	USA	Steel trading	99.45		167,285	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.(*6)	Hong Kong	Steel and raw material trading	100.00		117,710	32,189
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Stainless steel manufacturing and sales	60.00		92,800	92,800
POSCO Investment Co., Ltd.(*6)	Hong Kong	Finance	—		—	85,521
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and sales	100.00		57,119	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (32 companies)					366,124	366,124

					5,417,216	5,402,074

				~~W~~	12,514,392	12,502,042

(*1)	Daewoo International Co., Ltd. was renamed POSCO DAEWOO CORPORATION.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(*2)	The Company plan to merge with POSCO Green Gas Technology Co., Ltd. on the acquisition date of May 1, 2016 (Note 35).
(*3)	POSCO M-Tech Co., Ltd. was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*4)	As of March 31, 2016, and December 31, 2015 the investments in subsidiaries amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*5)	As of March 31, 2016, there is an objective evidence of impairment due to the prolonged decline in the fair value of POSCO Thainox Public Company Limited below their costs. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding 18% of management premium and expected disposal cost on the stock price as of March 31, 2016. As a result, the Company recognized an impairment loss of ~~W~~2,472 million as carrying values were higher than their recoverable amount.
(*6)	During the period ended March 31, 2016, POSCO Asia Co., Ltd. merged with POSCO Investment Co., Ltd.

(b)	Details of associates and carrying values as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)			March 31, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	Korea	Mine investment	27.40	~~W~~	169,316	169,106
SeAH Changwon Intergrated Special Steel(*1)	Korea	Specialty steel manufacturing and sales	19.94		159,978	159,978
POSCO PLANTEC Co., Ltd.(*2)	Korea	Other structural metal product manufacturing	60.84		108,936	140,890
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					29,247	23,746

					568,132	594,375

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (5 companies)					29,078	29,090

					353,619	353,631

				~~W~~	921,751	948,006

(*1)	As of March 31, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.
(*2)	As of March 31, 2016, there is objective evidence of impairment due to the prolonged decline at fair value of POSCO PLANTEC Co., Ltd, and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 7.4% discount rate. As a result, the Company recognized an impairment loss of ~~W~~31,954 million as the carrying value was higher than its recoverable amount as of March 31, 2016.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(c)	Details of joint ventures and carrying values as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)			March 31, 2016			December 31, 2015
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		517,474	488,200
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
Others (4 companies)					110,004	110,004

				~~W~~	2,316,513	2,287,239

(*1)	As of March 31, 2016 and December 31, 2015, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying value of investment property for the period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the three-month periods ended March 31, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	115	35,672
Buildings		47,399	(594)	159	46,964
Structures		3,796	(39)	12	3,769

	~~W~~	86,752	(633)	286	86,405

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	346	(2,382)	(677)	47,399
Structures		4,005	—	(164)	(45)	3,796

	~~W~~	90,137	346	(2,546)	(1,185)	86,752

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the three-month periods ended March 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	1,412,715	52	10,129	(72)	—	(295)	1,422,529
Buildings		2,566,168	347	43,551	(1,543)	(58,815)	6,832	2,556,540
Structures		2,519,866	4,842	8,513	(11)	(47,337)	8,601	2,494,474
Machinery and equipment		14,014,079	33,727	146,466	(3,002)	(392,443)	49,032	13,847,859
Vehicles		11,623	75	39	—	(1,263)	15	10,489
Tools		23,720	529	30	—	(2,659)	812	22,432
Furniture and fixtures		31,820	559	63	(19)	(2,686)	209	29,946
Finance lease assets		5,733	76,581	—	—	(160)	—	82,154
Construction-in-progress		928,426	251,482	—	—	—	(67,616)	1,112,292

	~~W~~	21,514,150	368,194	208,791	(4,647)	(505,363)	(2,410)	21,578,715

(*1)	Represents assets transferred from construction-in-progress assets to investment properties, intangible assets, inventories and others.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	3,350	(4,544)	(243,678)	(7,926)	58,124	2,566,168
Structures		2,612,553	4,339	(2,826)	(192,301)	(473)	98,574	2,519,866
Machinery and equipment		14,503,266	76,768	(45,843)	(1,593,413)	(59,485)	1,132,786	14,014,079
Vehicles		12,953	1,669	—	(6,302)	—	3,303	11,623
Tools		23,324	6,824	(15)	(11,091)	—	4,678	23,720
Furniture and fixtures		37,584	3,934	(23)	(15,553)	(18)	5,896	31,820
Finance lease assets		6,370	—	—	(637)	—	—	5,733
Construction-in-progress		945,329	1,436,840	—	—	(2,772)	(1,450,971)	928,426

	~~W~~	22,323,215	1,533,724	(57,120)	(2,062,975)	(70,674)	(152,020)	21,514,150

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying values for the year ended December 31, 2015.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and assets transferred from property, plant and equipment to investment property and assets held-for-sale.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying value of intangible assets for the three-month periods ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(a)	For the three-month periods ended March 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	—	(781)	—	1,062	20,278
Membership(*1)		52,058	—	—	(1,085)	—	(553)	(50)	50,370
Development expense		98,038	1,559	23,033	—	(12,210)	—	54	110,474
Port facilities usage rights		265,575	—	—	—	(3,829)	—	—	261,746
Construction-in-progress		31,951	3,970	—	—	—	—	(5,615)	30,306
Other intangible assets		23,143	3,031	24	—	(1,519)	—	—	24,679

	~~W~~	490,762	8,560	23,057	(1,085)	(18,339)	(553)	(4,549)	497,853

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company have recognized an impairment loss on some memberships since the recoverable amounts were less than carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred to property, plant and equipment.

(b)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	17,594	—	(126)	(2,829)	—	5,358	19,997
Membership(*1)		53,154	2,861	(3,680)	—	(11)	(266)	52,058
Development expense		127,941	1,172	—	(48,154)	—	17,079	98,038
Port facilities usage rights		162,028	—	—	(12,006)	—	115,553	265,575
Construction-in-progress		16,756	36,863	—	—	—	(21,668)	31,951
Other intangible assets		26,434	2,422	—	(7,753)	—	2,040	23,143

	~~W~~	403,907	43,318	(3,806)	(70,742)	(11)	118,096	490,762

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company have recognized an impairment loss on some memberships since the recoverable amounts were less than carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

13. Other Assets

Other assets as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Advance payments	~~W~~	10,246	7,912
Prepaid expenses		37,007	19,722
Others		451	449

	~~W~~	47,704	28,083

Non-current
Long-term prepaid expenses	~~W~~	6,093	6,215
Others(*1)		119,430	128,578

	~~W~~	125,523	134,793

(*1)	As of March 31, 2016 and December 31, 2015, the Company recognized tax assets amounting to ~~W~~115,578 million and ~~W~~124,787 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Short-term borrowings
Short-term borrowings	~~W~~	51,249	—
Current portion of long-term borrowings		124,826	126,579
Current portion of loans from foreign financial institutions		409	401
Current portion of debentures		1,365,618	1,859,610
Less: Current portion of discount on debentures issued		(486)	(868)

	~~W~~	1,541,616	1,985,722

Long-term borrowings
Long-term borrowings	~~W~~	81,675	141,868
Loans from foreign financial institutions		—	200
Debentures		3,179,211	3,175,406
Less: Discount on debentures issued		(13,633)	(14,369)

	~~W~~	3,247,253	3,303,105

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Short-term borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)
Lenders	March 31, 2016		December 31, 2015
Transfers of account receivables that do not qualify for derecognition	~~W~~	51,249	—

(c)	Current portion of long-term borrowings as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2016		December 31, 2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	15,532	15,532
Borrowings	Export-Import Bank of Korea	2010.02.18~ 2010.07.26	2017.02.18~ 2017.07.26	4.09 ~ 4.50		109,294	111,047

Loans from foreign financial institutions(*1)	NATIXIS	1986.03.31	2017.03.31	2.00		409	401
Debentures	Domestic debentures 299 and the other	2011.05.04~ 2011.09.07	2016.05.04~ 2016.09.07	3.78 ~ 4.37		799,776	1,299,507
Debentures	Euro Bond 1 and others	2006.08.10~ 2013.12.11	2016.08.10~ 2016.12.08	0.93 ~ 5.88		565,356	559,235

					~~W~~	1,490,367	1,985,722

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of March 31, 2016 and December 31, 2015 are as follows

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	March 31, 2016		December 31, 2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2018.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	32,639	36,522
Borrowings	Korea National Oil Corporation	2007.12.27~ 2012.12.28	2022.06.25~ 2026.12.29	3 year Government bond		14,244	14,472
	Export-Import Bank of Korea	2010.02.18~ 2013.07.03	2017.07.26	4.09 ~ 4.50		34,792	90,874
Loans from foreign financial institutions	—	—	—	—		—	200
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2013.10.04	2018.10.04~ 2023.10.04	3.35 ~ 4.12		997,871	997,745
Debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35 ~ 5.25		2,167,707	2,163,292

					~~W~~	3,247,253	3,303,105

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

15. Other Payables

Other payables as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Accounts payable	~~W~~	428,909	546,884
Accrued expenses		356,505	380,383
Dividend payable		490,048	9,882
Finance lease liabilities		4,430	1,349
Withholdings		8,833	8,237

	~~W~~	1,288,725	946,735

Non-current
Long-term accounts payable	~~W~~	2,265	—
Long-term accrued expenses		27,417	26,250
Finance lease liabilities		76,003	2,889
Long-term withholdings		8,293	8,517

	~~W~~	113,978	37,656

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Derivative liabilities	~~W~~	6,248	8,118
Financial guarantee liabilities		16,856	17,558

	~~W~~	23,104	25,676

Non-current
Financial guarantee liabilities	~~W~~	77,899	81,496

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

17. Provisions

(a) Provisions as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016			December 31, 2015
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,296	—	7,271	—
Provision for restoration(*2)		16,681	18,277	15,569	21,543
Provision for litigation(*3)		—	411	—	411

	~~W~~	19,977	18,688	22,840	21,954

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.36% to assess present value of these costs.
(*3)	The Company has recognized provisions for certain litigations as of March 31, 2016.

(b)	Changes in provisions for the three-month periods ended March 31, 2016 and the year ended December 31, 2015 were as follows:

1)	For the three-month periods ended March 31, 2016

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	2,525	(6,500)	3,296
Provision for restoration		37,112	368	(2,522)	34,958
Provision for litigation		411	—	—	411

	~~W~~	44,794	2,893	(9,022)	38,665

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	13,233	(14,385)	7,271
Provision for restoration		70,399	2,174	(35,461)	37,112
Provision for litigation		411	—	—	411

	~~W~~	79,233	15,407	(49,846)	44,794

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	5,871	5,813

(b)	Defined benefit plans

1)	The amount recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Present value of funded obligations	~~W~~	1,021,950	1,023,071
Fair value of plan assets		(995,041)	(1,012,599)

Net defined benefit liabilities	~~W~~	26,909	10,472

2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Defined benefit obligation at the beginning of period	~~W~~	1,023,071	1,017,164
Current service costs		28,557	118,770
Interest costs		6,034	29,743
Remeasurement		(5,696)	(58,397)
Transfer-in		—	283
Benefits paid		(30,016)	(84,492)

Defined benefit obligation at the end of period	~~W~~	1,021,950	1,023,071

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Fair value of plan assets at the beginning of period	~~W~~	1,012,599	931,006
Interest on plan assets		6,564	29,330
Remeasurement of plan assets		(250)	(7,064)
Contributions to plan assets		—	128,000
Business combination		245	—
Transfer-in		—	283
Benefits paid		(24,117)	(68,956)

Fair value of plan assets at the end of period	~~W~~	995,041	1,012,599

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

4)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Current service costs	~~W~~	28,557	32,555
Net interest costs		(530)	103

	~~W~~	28,027	32,658

19. Other Liabilities

Other liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Current
Advances received	~~W~~	7,221	8,811
Withholdings		22,845	20,847
Unearned revenue		2,919	1,623

	~~W~~	32,985	31,281

Non-current
Unearned revenue	~~W~~	16,387	16,623

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Financial assets at fair value through profit or loss
Derivative assets held for trading	~~W~~	112,849	90,883
Available-for-sale financial assets		1,712,376	1,741,049
Loans and receivables		8,018,969	7,954,222

	~~W~~	9,844,194	9,786,154

2)	Financial liabilities as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	6,248	8,118

Financial liabilities measured at amortized cost
Trade accounts and notes payable		592,334	577,856
Borrowings		4,788,869	5,288,827
Financial guarantee liabilities(*1)		94,755	99,054
Others		1,312,435	978,648

		6,788,393	6,944,385

	~~W~~	6,794,641	6,952,503

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2016. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC	USD	35,000,000	40,373	USD	35,000,000	40,373
	BOA	USD	30,000,000	34,605	USD	30,000,000	34,605
Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO	USD	50,000,000	57,675	USD	50,000,000	57,675
	Credit Agricole	USD	50,000,000	57,675	USD	50,000,000	57,675
	BTMU	USD	30,000,000	34,605	USD	30,000,000	34,605
POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea	USD	193,000,000	222,626	USD	168,500,000	194,365
	HSBC	USD	110,000,000	126,885	USD	87,000,000	100,355
	DBS	USD	100,000,000	115,350	USD	90,000,000	103,815
	SCB	USD	73,069,000	84,285	USD	49,762,100	57,401
	Citi	USD	60,000,000	69,210	USD	42,000,000	48,447
	ING	USD	30,000,000	34,605	USD	15,000,000	17,303
POSCO ASSAN TST STEEL Industry	SMBC	USD	62,527,500	72,125	USD	56,274,750	64,913
	ING	USD	60,000,000	69,210	USD	54,000,000	62,289
	BNP	USD	24,000,000	27,684	USD	21,600,000	24,916
POSCO Electrical Steel India Private Limited	ING	USD	50,000,000	57,675	USD	50,000,000	57,675
	SCB	USD	33,784,000	38,970	USD	33,784,000	38,970
POSCO Asia Co., Ltd.	HSBC	USD	50,000,000	57,675	USD	50,000,000	57,675
	JP Morgan	USD	50,000,000	57,675	USD	50,000,000	57,675
	MIZUHO	USD	50,000,000	57,675	USD	50,000,000	57,675
	NAB	USD	50,000,000	57,675	USD	50,000,000	57,675
	BOA	USD	45,000,000	51,908	USD	29,250,000	33,740
	BTMU	USD	30,000,000	34,605	USD	14,250,000	16,437
	ING	USD	30,000,000	34,605	USD	14,250,000	16,437
	SMBC	USD	30,000,000	34,605	USD	14,250,000	16,437
POSCO MEXICO S.A. DE C.V	SMBC	USD	109,725,000	126,568	USD	96,265,000	111,042
	Korea Development Bank	USD	50,000,000	57,675	USD	36,468,000	42,066
	MIZUHO	USD	45,000,000	51,908	USD	32,819,000	37,857
	BOA	USD	40,000,000	46,140	USD	29,173,000	33,651
	HSBC	USD	40,000,000	46,140	USD	40,000,000	46,140
POSCO-SS VINA	Export-Import Bank of Korea	USD	249,951,050	288,319	USD	249,951,050	288,319
	BOA	USD	40,000,000	46,140	USD	40,000,000	46,140
	BTMU	USD	40,000,000	46,140	USD	40,000,000	46,140
	DBS	USD	24,400,000	28,145	USD	24,400,000	28,145
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	226,086	USD	196,000,000	226,086
POSCO VST CO., LTD.	ANZ	USD	25,000,000	28,838	USD	12,500,000	14,419
	HSBC	USD	20,000,000	23,070	USD	10,000,000	11,535
	MIZUHO	USD	20,000,000	23,070	USD	10,000,000	11,535
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	654,035	USD	520,130,435	599,970
	SMBC	USD	140,000,000	161,490	USD	128,617,391	148,360
	BTMU	USD	119,000,000	137,267	USD	107,617,392	124,137
	SCB	USD	107,800,000	124,347	USD	99,497,391	114,770
	MIZUHO	USD	105,000,000	121,118	USD	94,956,522	109,532
	Credit Suisse AG	USD	91,000,000	104,969	USD	82,295,652	94,928
	HSBC	USD	91,000,000	104,969	USD	82,295,652	94,928
	ANZ	USD	73,500,000	84,782	USD	68,478,261	78,990
	BOA	USD	35,000,000	40,373	USD	31,652,174	36,511
	The Tokyo Star Bank, Ltd	USD	21,000,000	24,224	USD	18,991,305	21,906
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	180,048	THB	5,501,000,000	180,048
LLP POSUK Titanium	KB Bank	USD	15,000,000	17,303	USD	15,000,000	17,303
CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	209,937	USD	164,957,902	190,279
	Santander	USD	47,600,000	54,907	USD	43,543,702	50,228
	BNP	USD	47,600,000	54,907	USD	43,543,702	50,228
	MIZUHO	USD	47,600,000	54,907	USD	43,543,702	50,228
	Credit Agricole	USD	20,000,000	23,070	USD	18,295,639	21,104
	SOCIETE GENERALE	USD	20,000,000	23,070	USD	18,295,639	21,104
	KfW	USD	20,000,000	23,070	USD	18,295,639	21,104
	BBVA Seoul	USD	17,600,000	20,302	USD	16,100,244	18,572
	ING	USD	17,600,000	20,302	USD	16,100,244	18,572
	BNDES	BRL	464,060,000	148,731	BRL	332,807,261	106,665

		USD	4,011,756,550	4,627,569	USD	3,584,705,488	4,134,962
		THB	5,501,000,000	180,048	THB	5,501,000,000	180,048
		BRL	464,060,000	148,731	BRL	332,807,261	106,665

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2016 and 2015 were as follows:

①	For the three-month periods ended March 31, 2016

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Impairment loss	Others	Total

Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	21,966	21,966	—
Available-for-sale financial assets		177	18,787	—	(26,862)	—	(7,898)	(3,581)
Loans and receivables		24,975	—	(28,820)	—	(183)	(4,028)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	1,869	1,869	—
Financial liabilities at amortized cost		(44,472)	—	(4,289)	—	2,551	(46,210)	—

	~~W~~	(19,320)	18,787	(33,109)	(26,862)	26,203	(34,301)	(3,581)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~75,076 million for the three-month period ended March 31, 2016.

②	For the three-month periods ended March 31, 2015

(in millions of Won)	Finance income and costs								Other
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	157	(281)	—
Available-for-sale financial assets		9	35,515	—	—	(24,337)	—	11,187	28,112
Loans and receivables		32,645	—	11,053	—	—	(96)	43,602	—
Financial liabilities at amortized cost		(63,284)	—	(13,042)	—	—	(26)	(76,352)	—

	~~W~~	(30,630)	35,515	(1,989)	(438)	(24,337)	35	(21,844)	28,112

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~237,496 million for the three-month period ended March 31, 2015.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016			December 31, 2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,598,641	1,598,641	1,622,911	1,622,911
Derivative assets(*2)		112,849	112,849	90,883	90,883

		1,711,490	1,711,490	1,713,794	1,713,794

Assets measured at amortized cost(*3)
Cash and cash equivalents		1,689,432	1,689,432	1,634,106	1,634,106
Trade accounts and note receivable, net		2,570,577	2,570,577	2,759,999	2,759,999
Loans and other receivables		3,758,960	3,758,960	3,560,117	3,560,117

		8,018,969	8,018,969	7,954,222	7,954,222

Liabilities measured at fair value
Derivative liabilities(*2)		6,248	6,248	8,118	8,118

Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		592,334	592,334	577,856	577,856
Borrowings		4,788,869	5,032,461	5,288,827	5,573,931
Financial guarantee liabilities		94,755	94,755	99,054	99,054
Others		1,312,435	1,312,435	978,648	978,648

	~~W~~	6,788,393	7,031,985	6,944,385	7,229,489

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rates.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of March 31, 2016 and December 31, 2015 are as follows:

①	March 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,388,424	—	210,217	1,598,641
Derivative assets		—	13,341	99,508	112,849

	~~W~~	1,388,424	13,341	309,725	1,711,490

Financial liabilities
Derivative liabilities	~~W~~	—	5,033	1,215	6,248

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,394,480	—	228,431	1,622,911
Derivative assets		—	12,591	78,292	90,883

	~~W~~	1,394,480	12,591	306,723	1,713,794

Financial liabilities
Derivative liabilities	~~W~~	—	—	8,118	8,118

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2015.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2016 and December 31, 2015 are as follows:

(in Won, except share information)	March 31, 2016		December 31, 2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2016, total shares of ADRs of 49,982,260, outstanding in overseas stock market, are equivalent to 12,495,565 shares of common stock.
(*2)	As of March 31, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Additional paid-in capital	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,752	783,756
Loss from merger		(77,487)	—

	~~W~~	1,170,090	1,247,581

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2016		December 31, 2015
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of March 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.30%	Issue date ~ 2023-06-12 : 4.60%
	Reset every 5 years as follows;	Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.30%	• After 10 years : return on government bond (10 years) + 1.40%
	• After 10 years : additionally + 0.25% according to Step-up clauses	• After 10 years : additionally + 0.25% according to Step-up clauses
	• After 25 years : additionally + 0.75%	• After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of March 31, 2016 amounts to ~~W~~2,488 million.

23. Reserves

Reserves as of March 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	March 31, 2016		December 31, 2015
Accumulated changes in unrealized fair value of available-for-sale investments, net of tax	~~W~~	(33,599)	(30,018)

24. Treasury Shares

As of March 31, 2016, the Company holds 7,191,077 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Wages and salaries	~~W~~	52,900	55,608
Expenses related to post-employment benefits		8,560	10,202
Other employee benefits		12,953	14,322
Travel		2,672	3,090
Depreciation		4,025	5,098
Amortization		13,209	13,084
Rental		15,894	18,378
Repairs		1,634	1,387
Advertising		14,652	18,049
Research & development		12,697	18,694
Service fees		36,301	41,528
Supplies expense		4,311	1,375
Vehicles maintenance		1,610	1,795
Industry association fee		1,613	1,579
Training		3,361	813
Conference		987	1,424
Bad debt expenses (reversal of bad debt expenses)		1,952	(297)
Others		6,519	7,110

	~~W~~	195,850	213,239

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Freight and custody expenses	~~W~~	202,558	219,005
Operating expenses for distribution center		2,427	2,519
Sales commissions		15,863	15,544
Sales advertising		568	618
Sales promotion		1,259	1,270
Sample		349	364
Sales insurance premium		742	1,279

	~~W~~	223,766	240,599

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Finance income
Interest income	~~W~~	25,152	32,654
Dividend income		93,863	273,011
Gain on foreign currency transactions		79,650	41,097
Gain on foreign currency translations		40,671	11,856
Gain on valuation of derivatives		41,057	157
Gain on derivative transactions		—	67
Financial guarantee income		2,566	—

	~~W~~	282,959	358,842

Finance costs
Interest expenses	~~W~~	44,472	63,284
Loss on foreign currency transactions		58,607	38,335
Loss on foreign currency translations		94,823	16,607
Loss on valuation of derivatives		17,222	—
Loss on derivative transactions		—	505
Impairment loss on available-for-sale investments		26,862	24,337
Others		198	122

	~~W~~	242,184	143,190

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	10,593	1,679
Gain on disposals of assets held for sale		—	1,683
Premium income		1,779	4,988
Others		6,075	5,279

	~~W~~	18,447	13,629

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	24,485	19,360
Donations		13,300	14,304
Idle tangible assets expenses		931	3,453
Impairment loss on investment in subsidiaries, associates and joint ventures		34,426	20,072
Impairment loss on assets held for sale		—	11,996
Loss on disposals of assets held for sale		—	20,133
Others		6,890	29,467

	~~W~~	80,032	118,785

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2016		March 31, 2015
Changes in inventories(*1)	~~W~~	116,708	12,787
Raw materials and consumables used		2,932,553	3,848,860
Employee benefits expenses		396,880	377,131
Outsourced processing cost		504,880	543,957
Depreciation(*2)		505,996	507,334
Amortization		18,339	17,323
Electricity and water expenses		202,618	247,394
Service fees		50,730	53,847
Rental		20,612	23,496
Advertising		14,652	18,049
Freight and custody expenses		202,558	219,005
Sales commissions		15,863	15,544
Loss on disposals of property, plant and equipment		24,485	19,360
Impairment loss on investments in subsidiaries, associates and joint ventures		34,426	20,072
Other expenses		223,750	360,526

	~~W~~	5,265,050	6,284,685

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rate of the Company for the three-month periods ended March 31, 2016 and 2015 was 20.6% and 31.8%, respectively. The effective tax rate for the three-month period ended March 31, 2015 was higher than the statutory tax rate of 24.2% for the Company mainly due to increase in deferred tax liability related to the Company’s investments in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in Won, except share information)	March 31, 2016		March 31, 2015
Profit for the period	~~W~~	445,910,570,550	499,760,388,002
Interests of hybrid bonds, net of tax		(8,400,426,066)	(8,111,100,867)
Weighted-average number of common shares outstanding(*1)		79,995,736	79,993,057
Basic and diluted earnings per share		5,469	6,146

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	March 31, 2016	March 31, 2015

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,191,099)	(7,193,778)

Weighted-average number of common shares outstanding	79,995,736	79,993,057

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2016 and 2015 were as follows:

1)	For the three-month periods ended March 31, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
				Purchase of	Purchase of	Outsourced
	Sales		Others	material	fixed assets	processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,542	16,603	—	111,588	—	12,362
POSCO Processing & Service		224,059	5,777	98,335	—	—	245
POSCO COATED & COLOR STEEL Co., Ltd.		73,942	2,559	—	—	3,244	32
POSCO ICT(*4)		301	91	—	24,311	6,629	44,307
eNtoB Corporation		—	—	58,783	635	20	3,538
POSCO CHEMTECH		89,070	12,582	128,022	2,236	69,939	1,785
POSCO ENERGY CO., LTD.		45,184	308	—	—	—	—
POSCO TMC Co., Ltd.		69,740	—	1	—	468	311
POSCO AST		75,633	1	—	—	8,503	744
POSCO DAEWOO CORPORATION (formerly, Daewoo International Co., Ltd.)(*5)		794,022	34,341	23,805	—	—	198
POSCO Thainox Public Company Limited		54,966	—	1,957	—	—	—
PT. KRAKATAU POSCO		—	—	3,140	—	—	—
POSCO America Corporation		124,816	—	—	—	—	—
POSCO Canada Ltd.		—	—	24,777	—	—	—
POSCO Asia Co., Ltd.		480,849	—	58,986	—	21	178
Qingdao Pohang Stainless Steel Co., Ltd.		24,538	—	—	—	—	229
POSCO JAPAN Co., Ltd.		272,231	—	5,691	368	28	152
POSCO MEXICO S.A. DE C.V.		78,000	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		101,482	—	—	—	—	—
Others		211,453	8,243	42,561	14,758	50,765	19,184

		2,721,828	80,505	446,058	153,896	139,617	83,265

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel(*6)		5	—	452	—	138	—
POSCO PLANTEC Co., Ltd.(*6)		1,096	20	832	43,309	4,017	2,735
SNNC		1,225	166	107,790	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,855	—	—	—	—	—
Others		3,646	3,070	12,815	—	—	—

		13,827	3,256	121,889	43,309	4,155	2,735

	~~W~~	2,735,655	83,761	567,947	197,205	143,772	86,000

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2016, the Company provided guarantees to related parties (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the period ended March 31, 2016, Daewoo International Co., Ltd. was renamed POSCO DAEWOO CORPORATION.
(*6)	During the period ended December 31, 2015, it was reclassified from a subsidiary to an associate.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

2)	For the three-month periods ended March 31, 2015

(in millions of Won)	Sales and others			Purchase and others
				Purchase of	Purchase of	Outsourced
	Sales		Others	material	fixed assets	processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	925	64	19	157,537	1,286	22,005
POSCO Processing & Service		279,876	—	144,443	—	—	1,307
POSCO COATED & COLOR STEEL Co., Ltd.		101,441	—	—	—	3,267	24
POSCO ICT		294	4	—	35,250	7,435	44,453
eNtoB Corporation		—	—	77,990	527	26	5,550
POSCO CHEMTECH		128,365	11,800	133,444	1,733	74,784	372
POSCO ENERGY CO., LTD.		47,602	302	—	—	—	13
POSCO TMC Co., Ltd.		54,534	—	—	—	259	279
POSCO AST		105,115	3	2,775	—	8,872	35
POS-HIMETAL Co., Ltd.		3,171	34	37,133	—	—	33
POSCO DAEWOO CORPORATION (formerly, Daewoo International Co., Ltd.)		897,936	34,335	11,713	—	—	—
SeAH Changwon Integrated Special Steel		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.		2,373	18	878	27,827	5,626	5,655
POSCO Thainox Public Company Limited		71,957	10	1,869	—	—	—
PT. KRAKATAU POSCO		—	—	83,636	—	—	—
POSCO America Corporation		175,927	—	—	—	—	36
POSCO Canada Ltd.		—	—	32,997	—	—	—
POSCO Asia Co., Ltd.		465,146	—	50,819	—	—	92
Qingdao Pohang Stainless Steel Co., Ltd.		36,729	—	—	—	—	—
POSCO JAPAN Co., Ltd.		266,240	9,383	5,223	957	—	269
POSCO MEXICO S.A. DE C.V.		77,743	152	—	—	—	—
POSCO Maharashtra Steel Private Limited		102,395	—	—	—	—	—
Others		227,151	5,343	62,371	25,199	53,414	23,781

		3,047,731	238,352	653,549	249,030	155,484	103,979

Associates and joint ventures
SNNC		638	206	97,176	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	13,933	—	—	—
CSP - Compania Siderurgica do Pecem		3,358	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		6,306	—	—	—	—	—
Others		2,123	6,429	380	—	—	—

		12,425	6,635	111,489	—	—

	~~W~~	3,060,156	244,987	765,038	249,030	155,484	103,979

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2016 and December 31, 2015 are as follows:

1)	March 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	51	20,348	20,399	—	35,648	497	36,145
POSCO Processing & Service		85,627	5,985	91,612	10,726	531	—	11,257
POSCO COATED & COLOR STEEL Co., Ltd.		38,748	81	38,829	—	5	1,944	1,949
POSCO ICT		—	207	207	845	45,127	5,925	51,897
eNtoB Corporation		—	—	—	10,325	7,093	14	17,432
POSCO CHEMTECH		29,180	11,849	41,029	54,863	11,483	20,206	86,552
POSCO ENERGY CO., LTD.		14,978	3,151	18,129	—	—	1,945	1,945
POSCO TMC Co., Ltd.		72,196	39	72,235	—	47	261	308
POSCO AST		31,933	67	32,000	—	1,368	3,708	5,076
POSCO DAEWOO CORPORATION (formerly, Daewoo International Co., Ltd.)		83,550	34,341	117,891	187	—	48	235
POSCO Thainox Public Company Limited		54,963	—	54,963	—	—	—	—
POSCO America Corporation		33,088	—	33,088	—	—	—	—
POSCO Asia Co., Ltd.		353,336	124	353,460	5,464	—	—	5,464
Qingdao Pohang Stainless Steel Co., Ltd.		17,793	—	17,793	—	229	—	229
POSCO MEXICO S.A. DE C.V.		106,884	—	106,884	—	—	—	—
POSCO Maharashtra Steel Private Limited		168,211	28	168,239	—	—	—	—
Others		133,271	10,292	143,563	8,012	21,275	23,720	53,007

		1,223,809	86,512	1,310,321	90,422	122,806	58,268	271,496

Associates and joint ventures
SeAH Changwon Integrated Special Steel		—	—	—	99	—	71	170
POSCO PLANTEC Co., Ltd.		141	20	161	2,166	17,482	18	19,666
SNNC		256	29	285	26,625	—	—	26,625
Others		700	12	712	—	—	—	—

		1,097	61	1,158	28,890	17,482	89	46,461

	~~W~~	1,224,906	86,573	1,311,479	119,312	140,288	58,357	317,957

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POS-Himetal Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO CORPORATION (formerly, Daewoo International Co., Ltd.)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(c)	For the three-month periods ended March 31, 2016 and 2015 details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Short-term benefits	~~W~~	8,333	8,502
Long-term benefits		2,768	3,054
Retirement benefits		1,988	5,422

	~~W~~	13,089	16,978

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2016, 157 million tons of iron ore and 24 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2016, the balances of the borrowing are USD 12.35 million.

(b)	As of March 31, 2016, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

(c)	Litigation in progress

The Company is involved in 37 litigations for alleged damages aggregating to ~~W~~91.8 billion as of March 31, 2016 which arose in the ordinary course of business. The Company has recognized provisions for 1 of 37 litigations amounting to ~~W~~0.4 billion by estimating the outcome of such litigations reasonably. Except 1 litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of March 31, 2016.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2016 and 2015 were as follows:

(in millions of Won)	March 31, 2016		March 31, 2015
Trade accounts and notes receivable, net	~~W~~	156,007	393,619
Other accounts receivable		54,659	116,491
Inventories		303,721	65,928
Prepaid expenses		(16,924)	(161)
Other current assets		(478)	366
Long-term guarantee deposits		49	(169)
Other long-term assets		(60)	(31)
Trade accounts and notes payable		18,815	38,988
Other accounts payable		(1,622)	(101,385)
Accrued expenses		(42,002)	(36,515)
Advances received		(1,590)	394
Withholdings		1,993	1,797
Unearned revenue		983	1,156
Other Short-term liabilities		(6,495)	(25,029)
Payment severance benefits		(30,016)	(33,432)
Plan assets		24,117	7,354
Other long-term liabilities		—	2,277

	~~W~~	461,157	431,648

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2016

(Unaudited)

34. Business Combination

(a)	The Company’s Board of Directors decided to take over POS-HIMETAL Co., Ltd., a subsidiary of the Company on December 11, 2015, and the Company merged with POS-HIMETAL Co., Ltd., on the acquisition date of March 1, 2016. The purpose of the business combination is to enhance shareholder’s value by increasing competence of the Company and maximizing efficiency of integrated operations through the synergy gained from the merger.

(b)	Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)	Amount
Transfer price
Book value of existing ownership interest	~~W~~	2,966

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents		316
Trade accounts and notes receivable, net		2,583
Inventories		35,113
Property, plant, equipment and intangible assets		231,848
Other assets		2,259
Trade accounts and notes payable		(1,685)
Borrowings		(331,817)
Other liabilities		(13,138)

Total identifiable net assets		(74,521)

Capital surplus arising from business combination
Decrease in capital surplus	~~W~~	77,487

(c)	If the Company had merged with POS-HIMETAL Co., Ltd., as of January 1, 2016, the pro-forma revenues and net profits for the three-month period ended March 31, 2016 would have been ~~W~~5,766,367 million and ~~W~~427,494 million, respectively.

35. Subsequent Events

The Company’s Board of Directors decided to merger POSCO Green Gas Technology Co., Ltd., a subsidiary of the Company on February 19, 2016, and this merger was completed on May 1, 2016. The purpose of this merger is to enhance shareholder’s value by increasing competence of the Company and maximizing efficiency of integrated operations through synergy effect.

43